Filed Pursuant to Rule 253(g)(1)

File No. 024-11697

Offering Circular dated November 23, 2021

ZEUUS, Inc.

31 West 27th Street, 9th Floor

New York, New York 10001

(888) 469-3887

1,500,000 Shares of Common Stock

Minimum Purchase: 20 shares of Common Stock ($1,000.00)

ZEUUS, INC., a Nevada corporation (the “Company” or “ZEUUS”), is offering up to 1,500,000 shares (“Shares”) of its common stock, par value $0.001 per share (“Common Stock”), with an aggregate amount of $75,000,000 (“Maximum Offering”), in a “Tier 2 Offering” under Regulation A (the “Offering”). The initial public offering price per share of Common Stock is $50.00 per share. There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close. The minimum investment amount per investor is $1,000 (20 shares of Common Stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable. This Offering is being conducted on a self-underwritten “best efforts” basis through our officers and directors, which means our officers and directors will attempt to sell the securities we are offering in this prospectus, but there is no guarantee that any minimum amount will be sold by them. This prospectus will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Notwithstanding, we reserve the right to use one or more registered broker-dealers and members of Financial Industry Regulatory Authority (“FINRA”), acting as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 2.00% of the gross proceeds raised by such broker-dealers. See “Plan of Distribution” in this Offering Circular. None of the Shares offered are being sold by present security holders of the Company.

We have engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA (“Dalmore”), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering.  The administrative services Dalmore will provide include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these broker-dealer and administrative services, the Company has agreed to pay Dalmore a one-time consulting fee of $20,000 for general consulting services related to the Offering and a one-time due diligence fee in the amount of $5,000, plus 1.00% of the aggregate amount raised by the Company in this Offering, as described in the Broker-Dealer Agreement between the Company and Dalmore. Please note that the one-time $5,000 due diligence fee to Dalmore was paid upon execution of the Broker-Dealer Agreement with Dalmore on October 8, 2021 and the one-time $20,000 consulting fee to be paid to Dalmore, will only be due and payable immediately after FINRA issues a No Objection Letter to Dalmore. For purposes of clarification, such commission would be in addition to the commission to be paid to the broker-dealers, acting as underwriters or placement agents, resulting in a potential aggregate commission of up to 3.0% on the aggregate amount raised in this Offering.

We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the United States Securities and Exchange Commission (“SEC”). The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (“Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

The Company has engaged Novation Solutions Inc. (O/A DealMaker) (“Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the online platform of the Technology Agent. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted in part on the online platform of the Technology Agent through the Investor Relations page of our website at www.zeuus.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company. There is no escrow established for this Offering. We will hold closings upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. Funds will be promptly refunded without interest, for sales that are not consummated.

Our common stock is currently quoted on the OTC PINK tier of the OTC Market Group, Inc. under the symbol “ZUUS.” On October 27, 2021, the last reported sale price of our common stock was $60.00.

No sales of Shares will be made prior to the qualification of the Offering statement by the SEC in the United States. All Shares will be initially offered in all jurisdictions at the same price that is set forth in this Offering Circular.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” and, as such, have elected to comply with certain reduced public company reporting requirements. See “Offering Summary—Emerging Growth Company Status.”

Shares Offered by Us	Number of Shares	Price to Public	Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Us (2)
Per Share:	1	$50.00	$1.50	(1)	$48.50
Total (3)	1,500,000	$75,000,000.00	$2,250,000.00	(1)	$72,750,000.00
(1)

We have not engaged a registered broker-dealer and a member of FINRA as an underwriter or placement agent to offer the Common Stock to prospective investors.  Notwithstanding, we reserve the right to use one or more registered broker-dealers and members of FINRA, acting as underwriters or placement agents, and pay such broker-dealers a cash commission of up to 2.00% on the gross proceeds raised by the broker-dealers. The Company has also engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering.  The Company has agreed to pay Dalmore a one-time consulting fee of $20,000 for general consulting services related to the Offering and a one-time due diligence fee of $5,000 as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 1.00% commission on the aggregate amount raised by the Company from investors in this Offering. Please note that the one-time $5,000 due diligence fee to Dalmore was paid upon execution of the Broker-Dealer Agreement with Dalmore on October 8, 2021 and the one-time $20,000 consulting fee to be paid to Dalmore, will only be due and payable immediately after FINRA issues a No Objection Letter to Dalmore. See the section entitled “Plan of Distribution” beginning on page      65 of this offering circular for additional information.

(2)

The amounts shown in the "Proceeds, Before Expenses, to Us" column include a deduction of 1.00% for commissions payable to Dalmore on all the shares being offered as well as an assumed deduction of 2.00% for commissions payable to broker-dealers acting as underwriters or placement agents on all shares being offered. The amounts shown are before deducting estimated offering expenses including, without limitation, legal, accounting, auditing, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering as well as the one-time fees payable to Dalmore. We estimate the total expenses of this Offering will be approximately $2,481,000.

(3)	Assumes that the maximum aggregate offering amount of $75,000,000.00 is received by us.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the RISK FACTORS beginning on page 35.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

The date of this Offering Circular is November 23, 2021.

ITEM 2: TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this Offering Circular prepared by us or to which we have referred you. We do not take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This Offering Circular is an offer to sell only the Shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date, regardless of the time of delivery of this Offering Circular or any sale of Shares.

For investors outside the United States: We have not done anything that would permit this Offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this Offering Circular.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this Offering Circular is derived from information provided by third-party market research firms or third-party financial or analytics firms that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. The market data used in this Offering Circular involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Offering Circular. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Offering Circular. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. This Offering Circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this Offering Circular are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our Shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who:

1.	has a net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.

had earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and has a reasonable expectation of reaching the same income level in the current year; or

3.

is holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status; or

4.

is a “family client,” as defined by the Investment Advisers Act of 1940, of a family office meeting the requirements in Rule 501(a) of Regulation D and whose prospective investment in the issuer is directed by such family office pursuant to Rule 501(a) of Regulation D.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

ITEM 3: SUMMARY AND RISK FACTORS

This summary of the Offering Circular highlights material information concerning our business and this offering. This summary does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire Offering Circular, including the information presented under the section entitled “Risk Factors” and the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In this Offering Circular, unless the context indicates otherwise, “ZEUUS,” the “Company,” “we,” “our,” “ours” or “us” refer to ZEUUS, Inc., a Nevada corporation, and its subsidiaries.

SUMMARY

OVERVIEW

We offer customers an integrated set of products and services that enable customers to host and securely maintain their valuable and critical data.  We also provide customers with a comprehensive set of cybersecurity solutions and digital services applications.  We provide our products and services through the following four complimentary divisions:

•

ZEUUS Data Centers, a division focused on building and operating hyperscale and edge data centers in many countries to provide customers with access to latest technologies in data centers and related data center services such as co-location, cloud hosting, and blockchain services, including crypto mining.

•

ZEUUS Energy, a division dedicated for the development of wind energy products. We are seeking to commercialize 2 unique Patent Pending technologies that offer an innovative solution for powering the home, right up to data centers with green energy.

•

ZEUUS Cyber Security, a division focused on cybersecurity and securing customer data hosted in Zeuus data centers ensuring customers can securely access their hosted data that are fully protected in Zeuus data centers.  ZEUUS Cyber Security delivers scalable cloud identity management services, blockchain services to protect data and a comprehensive set of integrated security devices to protect customers data at their own premises: filtering, virtual private networks (VPN), security email, content management, firewall, IDS and IPS services.

•

ZEUUS SOLAAS, a division specialized in digital services and enabling customers to enjoy turnkey solutions for cloud-based applications.

For the fiscal years ended September 30, 2020 and 2019, ZEUUS generated revenues of $0 and $10,900, respectively, and reported net losses of $53,496 and $10,464, respectively, and negative cash flows from operating activities of $56,858 and $9,667, respectively. For the nine months ended June 30, 2021, ZEUUS generated no revenues, reported a net loss of $180,839 and had negative cash flow from operating activities of $179,036. As noted in the financial statements of ZEUUS, as of June 30, 2021, ZEUUS had an accumulated deficit of $270,129. There is substantial doubt regarding the ability of ZEUUS to continue as a going concern as a result of its historical recurring losses and negative cash flows from operations as well as its dependence on private equity and financings. See “Risk Factors— ZEUUS has a history of operating losses and its management has concluded that factors raise substantial doubt about its ability to continue as a going concern and the auditor of ZEUUS has included explanatory paragraphs relating to its ability to continue as a going concern in its audit report for the fiscal years ended September 30, 2020 and 2019.”

CORPORATE STRUCTURE

BUSINESS STRATEGY

With the massive increase in the amount of data driven by digitalization, comes the risks to such data and the necessary protection of such data. Data has become more essential to governments and organizations driven by Video, Internet of Things (“IoT”), Big Data, Artificial Intelligence (“A.I.”) and Machine Learning (“ML”) algorithms. More data has been created in the last 2 years than ever before.

Through our innovative modern data center centric approach, we are delivering the necessities to enable data driven governments and enterprises. Our comprehensive plan is driven by a team of experienced and talented individuals to ensure our success and growth targets.

We realize that generating a revenue stream from the data center division will require time as we will need to construct the new data centers and then install the hardware and software before they are operational and start to generate revenue stream.

The data center industry has been evolving in recent years to accommodate hyper-scale cloud firms, cultivate eco-systems, and fulfill new demands arising from technologies such as A.I. and IoT.

With growing requirements for cloud services, as well as the storage and processing of data, 2021 is experiencing an increasing demand across the global services and multi-tenant datacenter (MTDC) industry. Meeting this demand is becoming increasingly complex and challenging for the current providers trying to cope with the technological development and increasing demand for processing power and high-performance computing capabilities.

Enterprises now realize the value that comes with having so many integral services located within one provider or in one datacenter and are increasingly considering co-location as a way to access multi-services and multi-cloud architectures. These dynamics (cloud, service provider, and enterprise demand) generate significant demand for highly scalable data centers capable of meeting the needs and offering customers a secure and reliable environment to manage their data.

Looking beyond 2021, continued adoption of the cloud, the rise of IoT, and the massive amounts of data to be created, processed, and stored will continue to create demand for data center space, data center suppliers, and service and network providers.

We launched market research to identify the market segment that has potential growth and where current market providers have a challenge in meeting the market needs. Our study took a holistic approach to look at the demand for data center services and which services that have greater growth potential and looked at the industries driving such demand to ensure that we meet these industry-specific requirements. As data centers consume significate energy to operate, we also studied different approaches to improve power consumption and use sustainable green energy that has a low impact on the environment.

STRENGTHS

We believe we are the only organization that has both understood the data challenge as well as architected an end-to-end solution to address it effectively. The unique value of our company comes from its holistic and integrated approach to address data via:

•

modern housing via data center

•

safe keeping via cyber security and blockchain

•

cloud as a solution rather than a product delivers a higher abstraction layer

•

efficient and sustainable cost model supported by green energy and crypto mining

HIGH-LEVEL MARKET SIZE FORECAST

The research shows that the traditional Data Centers market has a potential growth for the three market segments in the next five years to exceed $560 billion.

Cloud Computing Market

•

Cloud Computing Market is expected to reach $383,789 US dollars by the end of 2026.

•

Compound Annual Growth Rate CAGR of 29.2% during 2021-2026.

Data Center Co Location Market

•

The global Data Center Colocation market size is expected to gain market growth and expected to reach USD 46 Billion by 2025.

•

Compound Annual Growth Rate (CAGR) of 14.2%

Cloud Storage Market

•

The global cloud storage market is projected to grow from USD 50.1 billion in 2020 to USD 137.3 billion by 2025

•

Compound Annual Growth Rate (CAGR) of 22.3%

Growth Drivers

•

Increasing demand for Cloud service and the high adoption of cloud storage

•

Growth in Co-location services

•

Traditional data centers' limited ability to meet the increasing demand for extensive processing power needed for new technologies.

The second part of the forecast for new domains of Data Centers business that will experience significant growth and high level of adoptions.

Blockchain As A Service

•

Fortune Business Insights recently revealed that the BAAS sector is set to reach a valuation of almost USD 25 billion by 2027, from USD 1.9 billion recorded in 2019.

•

An impressive compound annual growth rate (CAGR) of 39.5% during the forecast period (2020-2027).

•

According to the same report, the retail and e-commerce segment is expected to adopt BAAS solutions and register the highest growth rate during the forecast period.

GPU As A Service

•

The GPU as a Service market is projected to exhibit an accelerated growth between 2019 and 2025 due to the growing crypto mining.

•

The surging cloud gaming market across various regions. The increasing demand for 3D rendering.

•

Architectural design services in the real-estate sector to represent 3D animated designs of the infrastructure and attract investors and customers is supporting market growth.

•

The increasing need for environmental modeling, molecular, and biotechnological analysis using data analysis and predictive analysis drives the market growth.

TARGET MARKET

Market Size & Segments

Zeuus Data Center are designed to cater for the most sophisticated requirements of computing power our products and services are tailored to meet the industries and market segments that demand such capabilities. While we target specific vertical industries requirements, we offer cross industry services that are nit industry specific such as co-location services.

982B
150
100
50
0
2020
2021
2023
2025

Blockchain As a Service

CAGR – 15.2%

266B
300
200
100
0
2019
2020
2021
2024

AI Spending

CAGR – 33%

37B
50
40
30
20
10
0
2018
2020
2022
2024

Banking Industry Spending On Cloud

CAGR – 23%

8B
3
2
1
0
2019
2021
2023
2025

Cloud Gaming Industry

CAGR – 15.3%

3.7B
4
3
2
1
0
2019
2021
2023
2025

Digital Media Content Cloud Storage

CAGR – 15.3%

18.74B
3
2
1
0
2019
2021
2023
2025

High Performance Computing (HPC)

CAGR – 12.28%

Summary

- New Technology Market growth is expected to reach 1,285 Billion by year 2025
- Digital Storage Markets and Gaming Market will contenue to Grow to reach 11.7 by 2025

Blockchain As A Service market segment is a cross-industry market that offer valuable services to different industries

MARKETING PLAN

Our strategic vision to build an eco-system to help customers safely host and process their business transactions and securing their data. Our business design revolves around offering customer a fast and reliable information technology infrastructure and solutions that are efficient and at the same time is environmentally friendly.

Our ecosystem consists of many domains to empower customers to benefit from the high level of adaption of the digital economy and to remove the complexity of the use of advanced technology.

Our objectives on the short term to promote and expand our eco-system concepts and have more participants subscribing to the vision of the company through full or partial acquisition and building a strategic allegiance with companies that contribute to executing the ecosystem building and enable us to realize our objectives.

Our marketing strategy is driven from our strategic objectives with three strategic threads

• Enterprise Customers

• Wholesales Data Center Users

• Strategic Alliances

Stream 1. Enterprise Customer Marketing Plan Highlights

The first element of the marketing plan is aiming to increase our current revenue stream of the SolaaS division and develop new solutions to target new customer segments and enhance the current products to address the needs of new geographies, especially in the Arabian Gulf countries, as we are already serving prominent customers in UAE.

The second phase of the enterprise marketing plan targets large businesses for co-location and cloud hosting solutions. This plan will start executing before six months from the target date of launching datacenter services.

Stream 2. Wholesale Data Center

The second strategic thread of the marketing plan's focuses on wholesale datacenter offering. Our wholesale data center offering constitutes turnkey space that is move-in ready with UPS-backed power and cooling infrastructure designed to meet the most demanding server power densities in the industry. Our target potential customers include international carriers, co-location and cloud service providers, and large enterprises.

Stream 3. Strategic Alliances Plan

The partnerships are key ingredient in our business philosophy.  We are developing important relationships with information technology infrastructure suppliers and key providers of datacenter services. We also engage in funding startups in the related services, predominantly in the green energy domain.

MARKET

Growing Sustainable Opportunity

Based on comprehensive research reports by Date Center News, IDC, Gartner Group, Forrester Research and Blockchain Research Institute the selected business scope area of ZEUUS will be experiencing sustainable growth opportunities over the next 5 years and beyond. These key scope areas include:

•

Data Center

•

Artificial Intelligence

•

Cyber Security

•

Crypto Mining

•

Blockchain

•

Sustainable Green Energy

Our four divisions are designed to synergistically address these key market opportunities. They are as follows:

•

ZEUUS Data Centers will focus on delivering modern and modular state of the art data centers, safe, efficient, and cost effective.

•

ZEUUS Cyber Security, will focus on data protection both inside and outside the data centers of Zeuus by providing end-to-end continuous cyber security.

•

ZEUUS SOLAAS (Solution-As-A-Service) will focus on delivering modern configurable solution with ready market business focused approach. Two key examples include secure cloud meetings and blockchain as a business solution to protect and deliver data transparency.

•

ZEUUS Energy will focus on carbon neutral efficient electrical energy generation based on the power of water, wind and sun as well as data center cooling technologies (such as innovative immersive cooling with low power usage effectiveness).

By combining the power of our four division, we believe we can deliver cost effective sustainable solutions with ongoing growth.

We realize the market potential and the opportunities exist in the data center industry considering the market forecast for the next 10 years in different segments the company decide to direct its major investment in creating intelligent data center that are using modern technologies and green energy to offer the market a stat of the art data centers as a main foundation for its complete eco- system to support, the ever increasing needs for reliable and secure data hosting facilities across multiple locations across the world.

Our data centers adopt innovations such as data analytics, management software, multisite resiliency, prefabrication, liquid cooling and open source architectures in order to create intelligent, connected and flexible data centers design to be able to respond more rapidly and successfully to technical change and customer requirements.

We are to deliver large scale, build-to-suit wholesale data center solutions as well as private vaults, dedicated cages, and multi-rack deployments

ZEUUS DATA CENTERS PRODUCT OFFERING

We offer customers a comprehensive set of solutions and services designed to meet various demands of businesses ranging from simple co-location service to complex high-performance computing required for sophisticated computing requirements such as A.I. applications.

The following diagram shows the leading products and service offering for our data centers division.

Cloud Services

We offer customers multiple levels of cloud services ranging from simple IAAS to the complete solution that offer the customers full services of deploying their business services and implement their solution giving the customers a turnkey solution for their business needs.

IAAS Service offering

•

Infrastructure as a Service (IaaS) is a cloud computing service where enterprises rent or lease servers for compute and storage in the cloud. Users can run any operating system or applications on the rented servers without the maintenance and operating costs of those servers. We offer customers multiple options for IAAS that offer the following benefits to our clients:

o

Continuity and disaster recovery — Cloud service in different locations allows access to applications and data during a disaster or outage.

o

Faster scaling — Quickly scale up and down resources according to application demand in all categories of cloud computing.

o

Core focus — IaaS allows enterprises to focus more on core business activities instead of I.T. infrastructure and computing resources.

o

Increase stability, reliability, and supportability. With IaaS there is no need to maintain and upgrade software and hardware or troubleshoot equipment problems. We assure that infrastructure is reliable and meets SLAs.

o

Better security. With IaaS, data are protected and secure as part of the highest security level for applications and data that may be better than what can attain in-house.

Customers use a graphical interface to change the infrastructure as needed. The infrastructure can also be accessed through an API key — so new servers are brought online as part of automation when needed.

Customers may use our IaaS services in many business scenarios such as:

•

High-performance computing. High-performance computing (HPC) on supercomputers, computer grids, or computer clusters helps solve complex problems involving millions of variables or calculations. Examples include financial modeling and evaluating product designs.

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Test and development. IaaS makes it quick and economical to scale up development-test environments up and down.

•

Website hosting. Running websites using IaaS can be less expensive than traditional web hosting.

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Storage, backup, and recovery. Organizations avoid the capital outlay for storage and complexity of storage management. IaaS is useful for handling unpredictable demand and steadily growing storage needs. It can also simplify the planning and management of backup and recovery systems.

•

Web apps. IaaS provides all the infrastructure to support web apps, including storage, web and application servers, and networking resources. Organizations can quickly deploy web apps on IaaS and easily scale infrastructure up and down when demand for the apps is unpredictable.

•

Big data analysis. Big Data is a popular term for massive data sets that contain potentially valuable patterns, trends, and associations. Mining data sets to locate or tease out these hidden patterns requires a huge amount of processing power, which IaaS economically provides.

Platform as a Service (PaaS) Service offering

Platform as a service (PaaS) is the second cloud computing offering from Zeuus Data Centers, that provides users with a cloud environment in which they can develop, manage, and deliver applications. In addition to storage and other computing resources, users are able to use a suite of prebuilt tools to develop, customize and test their own applications.

Key features:

•

PaaS provides a platform with tools to test, develop and host applications in the same environment.

•

Enables organizations to focus on development without having to worry about underlying infrastructure.

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Providers manage security, operating systems, server software and backups.

•

Facilitates collaborative work even if teams work remotely.

PaaS delivers the infrastructure and middleware components that enable developers, I.T. administrators, and end users to build, integrate, migrate, deploy, secure, and manage mobile and web applications. To aid productivity, PaaS offers ready-to-use programming components that allow developers to build new capabilities into their applications, including innovative technologies such as artificial intelligence (A.I.), chatbots, Blockchain, and the Internet of Things (IoT).

The following are some specific advantages organizations can realize from utilizing PaaS:

•

Faster time to market: With PaaS, there is no need to purchase and install the hardware and software that you will use to build and maintain your application development platform, and no need for development teams to wait while you do this. You simply tap into Zeuus cloud PaaS resources and begin developing immediately.

•

Faster, easier, less-risky adoption of a broader range of resources: PaaS platforms typically include access to a greater variety of choices up and down the application development stack—operating systems, middleware, and databases, and tools such as code libraries and app components—than you can affordably or practically maintain on-premises. It also lets you test new operating systems, languages, and tools without risk—that is, without having to invest in the infrastructure required to run them.

•

Easy, cost-effective scalability: If an application developed and hosted on-premises starts getting more traffic, you will need to purchase more computing, storage, and even network hardware to meet the demand, which you may not be able to do quickly enough and can be wasteful (since you typically purchase more than you need). With PaaS, you can scale on-demand by purchasing just the amount of additional capacity you need.

•

Lower costs: Because there is no infrastructure to build, the upfront costs are lower. Prices are also lower and more predictable because PaaS services are charged based on usage.

SaaS - Software As A Service Offering

Software as a service (SaaS) offering is another cloud service offered by Zeuus Data centers division to allow users to connect to and use cloud-based apps over the Internet.

Zeuus SaaS provides a complete software solution that customers purchase on a pay-as-you-go basis. All of the underlying infrastructure, middleware, app software, and app data are located in the Zeuus data centers allowing organizations to get up and running quickly with an app, at minimal upfront cost.

Zeuus Data Center Division offers multiple business solutions and establishes partnerships with many cloud applications to expand its service portfolio.

Co-location services

Organizations can rent space to host their data. Zeuus Data Centers provide the space and networking equipment to connect an organization to service providers at a minimal cost. Businesses can rent to meet varying needs – from a server rack to a complete purpose-built module. The scalability of such facilities provides the business the benefits of a data center without the high cost associated with a high level of availability and redundancy if customers hosted on its premises.

We provide the customer with ready-made cages that offer extra security and comfort for your equipment. Isolated from any shared areas and available in a variety of sizes depending on your needs. Cabinets offer the efficiency and economic benefits of shared space within a secure enclosure in which you can place active servers or electronics.

Key benefits of co-location:

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100% Uptime SLA ensures resilient infrastructure

•

Flexible and consistent global configurations

•

Extensive security and compliance controls

•

Local and global interconnection

•

Global Eco-system of cloud and networks

Blockchain As A Service (BAAS)

Blockchain-as-a-service (BaaS) BaaS is based on the software as a service (SaaS) model and works in a similar fashion. It allows customers to leverage cloud-based solutions to build, host, and operate their blockchain apps and related functions on the blockchain.

Blockchain-as-a-service enables companies to use blockchain without having to get into the intricacies of implementation. BAAS has excellent potential in almost all types of business transactions and industries.

Crypto Mining

We offer an extensive facility for Crypto mining, allowing the customer to participate in cryptocurrency mining; the customer may choose hosted mining where the customer purchases or leases mining hardware from Zeuus Data Center, or leased hash power, which is a common option for cryptocurrencies other than bitcoin.

GPU As a Service

Graphics processing unit (GPU)-as-a-service industry helps in delivering enhanced images, including optical effects, seamless motion, and intricate shapes at a faster pace. The market is booming due to increase in demand for visual effects in gaming and entertainment applications. Also, the improved performance and functionality of the GPU have made them coprocessors for the computation, fostering the market growth.

Interconnection

We, in partnership with IPTP Networks, are offering internet access and connectivity services. Operating a privately owned, redundant Ethernet Over Multiprotocol Label Switching (EoMPLS) network, it establishes secure connectivity across Europe, Asia, Russia, Africa, Oceania, and the Americas. With more than 225 points of presence in 36 countries supported by terabits per second (Tbps) of network capacity.

Zeuus Cyber Security

The Cyber Security Division is centered around several key offerings, they are as follows:

•

Biometric Identity Management

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Secure Gateway Access

•

Unified Threat Management (UTM)

•

Backup & Disaster Recovery

•

Blockchain Data Protection

Biometric Identity Management

This solution provides a cloud-based, biometrically enabled, A.I. driven identity management. Protecting data without passwords is a new way to deliver effective and safe identity management services.

Secure Gateway Access

Data needs to be protected at the source. The best way to do this is to offer end-to-end data protection. This is achieved by using a secure gateway access at the customer premises and sources of data collection combined with the cloud security inside the data centers.

Unified Threat Management (UTM)

Unified Threat Management (UTM) is an approach to information security where a single hardware or software installation provides multiple security functions. UTM appliance includes the following key functions: antivirus, anti-spyware, anti-spam, network firewalling, intrusion detection and prevention, content filtering and data leak prevention. This provides end to end full data protection. UTM Appliance and also run in a Virtual Machine allowing for the full protection of the customer hosted cloud services such as: IaaS, PaaS, SaaS, and SolAAS.

Backup & Disaster Recovery

A comprehensive data protection and safekeeping requires the elements of backup and disaster recovery. We offer an end to end backup services as well as disaster recovery services to allow a customer to continue operating their critical processes and data in the event of a critical disaster.

Blockchain Data Protection

The latest technology used in effective data protection comes from using a decentralized approach to this protection by using Blockchain. The enterprise blockchain as a service allows to offer complete decentralized data protection.

ZEUUS SolAAS - Solution As a Service Offering

ZEUUS SolAAS division is the application and services arm that helps customers throughout their cloud journey, offering customers the convenience of a complete solution to fulfill their objectives rather than features and functions.

ZEUUS SolAAS is specialized in integrating technologies of various industries, to create a solution at provide customers with the optimum experience. The symbiosis between experience and technology enables us to transform knowledge and science into real-life digital solutions.

ZEUUS SolAAS developed cloud-based solutions that are designed to address the current market needs for remote meetings and social destining control, and more applications are being developed for specific industries

Three of our solutions are being deployed as cloud services:

ZEUUS Energy

ZEUUS Energy is our division that specializes in generating power for a sustainable resource with zero carbon footprint.

We recently opened our Research and Development facility in Kotor, Montenegro. This State of the Art facility will design, develop and test new technologies and prepare them for the commercial market. We currently have 2 unique patent pending technologies being prototyped and believe that we are ready for commercialization in the 4th Quarter of 2021.

ZEUUS Energy was formed to assist ZEUUS Data Centers in its global strategy of hyperscale and edge data centers. The company is very cognizant of the fact that we need to drive down the cost of energy usage, and well as implement and develop the use of green sustainable energy.

ZEUUS Energy will also act as an energy wholesaler purchasing electricity from existing suppliers at preferred bulk pricing and on selling it back to the various grids. As well as our own new wind technologies, the company will also look to develop, acquire and partner with other technologies such as: solar, nuclear, hydro, and battery cell technologies.

ZEUUS Energy has secured the rights to an exciting new and innovative wind technology that will see vast improvements on the current technologies available in the market today. This innovative wind power using a uniquely designed wind turbine with the concentration of wind stream. the unique advantage of this new technology:

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The ability to generate power with relatively mild wind speed around 4 m/s (Meters per Second), considering that most of Europe and US have an average annual wind speed of 2.5- 4 m/s, this innovation is a clear breakthrough compared with the traditional wind turbans that require an average wind speed of 10-15 m/s.

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Initial test results indicate that a fully functioning wind turbine 10 meters high and 7 meters wide. The rated design power of this unit is 25,000 watts at a wind speed of 4 m/s, and the maximum power is 600,000 watts (0.6 megawatts) at a wind speed of 12 m/s.

•

This wind turbine will be able to operate efficiently and safely at wind speeds up to 60 m/s.

The new technology initial test results show improvements in many operational and efficiency compared with the existing technologies:

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5 – 10 X improvement in efficiency

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5 – 10 X improvement on lowering the cost of infrastructure

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A Drastic reduction in the size, and in fact environmental impact

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5 – 10 X improvement on efficiency guaranteed uptime

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5 – 10 X improvement on reduction of breakdowns

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5 – 10 X improvement on efficiency on maintenance costs

OPERATIONS

Locations & Facilities

Our head office is based in the state of New York, with plan to build large scale data centers across the 5 contents and operations and have offices in other selected countries.

We plan to set up five data centers, starting with Montenegro as a hyper- scale data center for Europe and a second data center in Russia with target to deploy the service early 2022, followed by Kuwait, Colorado then Australia before end of 2022.

We already have an office in Dubai, UAE, and plan to establish another branch in Abu Dhabi, UAE to meet the increasing demand of our services and ensuring fast response to our customer base. As part of strengthening our presence in the Arabic gulf, we are taking steps to establish branch offices in Saudi Arabia and Kuwait.

We are currently negotiating the acquisition of a leading cyber security start up in Israel and an established company for security devices in Germany.

ZEUUS Geographic Coverage

Kuwait
Russia
Montenegro
UAE
Colorado
Australia
Saudi Arabia
Israel

TECHNOLOGY

The key technologies we anticipate to be used in Zeuus Data Centers include:

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Latest Cyber Security

o

UTM Integration

o

SOC Integration

o

Incident Response

o

Blockchain Protection

o

End to End Encryption

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Enhanced Physical Security

o

Sub Terrain

o

Dual Perimiter

o

Biometric Access

o

24x7x365 Monitoring

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Green Technology

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Wind

o

Solar

o

Immersive Cooling

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Modular Deployment

o

Modular

o

Container

o

Incremental

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Fully Redundant Telecommunications

o

Dual Provider

o

Satellite Teleport facility

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Multi Purpose Data Center

o

Colocation

o

Cloud

o

Crypto Mining

o

Secure

o

Hyper Scalers

MILESTONES

The following are the critical milestones for the Data Centers deployment project:

COMPETITION

We believe once we have established our infrastructure and software that we will compete favorably based on the following competitive factors:

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ability to provide and innovate around an architecture that is purpose-built for the cloud;

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ability to ingest diverse data types efficiently and seamlessly in one location at scale;

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ability to drive business value and return on investment;

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ability to support multiple use cases in one platform;

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ability to provide seamless and secure access of data to many users simultaneously;

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ability to seamlessly and securely share and move data across public clouds or regions;

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ability to provide a consistent user experience across multiple public cloud providers;

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ability to provide pricing transparency and optimized price-performance benefits;

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ability to elastically scale up and scale down in high intensity use cases;

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ease of deployment, implementation, and use;

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performance, scalability, and reliability;

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security and governance; and

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quality of service and customer satisfaction.

Notwithstanding, the markets in which we operate are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:

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large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;

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less-established public and private cloud companies with products that compete in some of our markets;

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other established vendors of legacy database solutions or big data offerings; and

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new or emerging entrants seeking to develop competing technologies.

Our key competitors in the following key business areas are:

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Data Center

o

Azure

o

GCP

o

Equinix

o

AWS

o

Digital Realty

o

China Telecom

o

NTT Communications

o

Telehouse/KDDI

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Cyber Security

o

CISCO

o

Symantec

o

MacAfee

o

Palo Alto

o

Crowd Strike

o

Dark Trace

•

Business Cloud Solutions

o

Sales Force

o

Zoom

o

Microsoft Azure

o

Google

o

Kamatera

o

Rackspace

o

IBM Cloud

•

Energy

o

Jinko Solar

o

First Solar

o

Vestas Wind Systems

o

Brookfield Renewable Partners LP

o

Canadian Solar Inc.

We will compete based on various factors, including price, performance, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security, and compatibility with existing standards. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices.

We currently only initially plan to offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. We anticipate a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

GOVERNMENT REGULATION

We believe that we are in material compliance with all federal and state regulatory requirements applicable to our business, however regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Furthermore, our customers and potential customers conduct business in a variety of industries, and regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business; and Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business. These include the requirement to obtain business licenses and certifications, and other such legal requirements, regulations and administrative practices required of businesses in general. The foregoing regulatory matters may also be applicable to any of our collaborative partners or licensees. In addition, we are currently or potentially subject to laws and regulations affecting our operations in a number of areas, including data privacy requirements, intellectual property ownership and infringement, and security. We cannot predict the impact, if any, that future internet or IoT-related regulation or regulatory changes might have on our business. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices.

Cloud Computing & Data Regulations

Our potential customers conduct business in a variety of industries, including manufacturing, automotive, agriculture, retail, transportation and logistics, healthcare and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Further, in some cases, industry-specific laws, regionally specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations, and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. We may in the future be subject to litigation containing allegations that one of our customers violated an industry-specific law. A determination that we violated such a law could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

Privacy Regulations

Regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Although currently focused primarily on consumer personal data, domestic data privacy laws, such as the California Consumer Privacy Act (“CCPA”) effective January 2020, could continue to evolve and expose us to regulatory burdens. Further, data privacy laws and regulations, such as the European Union’s (“EU”) General Data Protection Regulation that took effect in May 2018, impose obligations on data controllers and data processors. Additionally, certain countries have passed or are considering passing laws requiring local data residency. New or proposed laws and regulations may require us to make additional changes to our services to enable us or our customers to meet new legal requirements and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations may be inconsistent among jurisdictions. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close transactions, any of which could harm our business.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally.

Our potential customers may expect us to meet voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain potential customers and could harm our business. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our potential customers or our potential customers’ customers to resist providing the data necessary to allow our potential customers to use our services effectively. Even the perception that the privacy of personal information or the security of enterprise information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as trade disputes, new or increased tariffs, or changes to fiscal and monetary policy can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Moreover, these conditions can affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our IoT services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results.

Corporate History Overview

ZEUUS, Inc. was originally incorporated as Kriptech International Corp. and established under the corporation laws in the State of Nevada on March 20, 2016. The company commenced operations in the business of visa consultancy services. The Company has adopted September 30 fiscal year end.

On September 12, 2016, the Company issued of 1,000,000 shares of restricted common stock to Aleksandr Zausayev, our former secretary in consideration of $1,000. On December 27, 2016, the Company issued 7,000,000 shares of common stocks to our former president and former director, Mr. Antontcev, at a price of $0.001 per share, for net proceeds of $7,000.

In July and August 2017, the Company issued 200,000 shares of its common stock at $0.01 per share for total proceeds of $2,000.

For the year ended September 30, 2018, the Company issued 2,330,000 shares of common stock at $0.01 per share for a proceed of $23,300.

On June 11, 2020, Meshal Al Mutawa, acquired control of 8,000,000 restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Anatolii Antontcev and Aleksandr Zausayev in exchange for $270,000 per the terms of a Stock Purchase Agreement by and amongst Mr. Al Mutawa, Mr. Zausayev and Mr. Antontcev.

On June 11, 2020, (i) Mr. Anatolii Antontcev resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director, and (ii) Aleksandr Zausayev resigned as the Secretary.

On June 11, 2020, Mr. Meshal Al Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On August 31, 2020, Bassam A.I. Al-Mutawa, acquired control of Eight Million (8,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Meshal Al Mutawa through an assignment via instruction letter to the Company’s transfer agent, by and between Mr. Meshal Al Mutawa, and Mr. Bassam A.I. Al-Mutawa.

On August 31, 2020, Meshal Al Mutawa resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director.

On August 31, 2020, Mr. Bassam A.I. Al-Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On June 1, 2021, we issued 14,289 shares of our common stock to Andrei Seleznev, Nikolay Alekseev, and Ilia Alekseev (collectively, “Sellers”) under the terms of an Asset Purchase Agreement. The shares were valued at $800,000 based on the average of the closing price per share of our common stock for the 30 trading days prior to the effective date of the agreement.

On September 6, 2021, the Board increased the size of the Board by two persons, such that the Board now consists of three members. Also on September 6, 2021, the Board appointed Tommy Dunehew and Khamis Buharoon Al Shamsi as directors to fill the newly created Board vacancies. Each of the new directors will serve in such positions until their respective earlier death, resignation or removal.

On September 6, 2021, pursuant to the terms of a letter agreement (“Independent Director Agreement”) with Mr. Buharoon Al Shamsi, the Company issued 1,155 shares of Common Stock to Mr. Buharoon Al Shamsi ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

On September 6, 2021, pursuant to the terms of a letter agreement (“TD Independent Director Agreement”) with Mr. Dunehew, the Company issued 1,155 shares of Common Stock to Mr. Dunehew ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 35. These risks include, but are not limited to the following:

●	We have a history of operating losses.

●	We have a limited operating history, and we may not succeed.

●	We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

●	The Company and its management, the US and global economy and the data storage markets have been substantially affected by the Coronavirus Pandemic.

●	The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

●	If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed.

●

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

●	We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

●

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

●	Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

●

Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.

●

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

●

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

●	Our intellectual property rights may not protect our business or provide us with a competitive advantage.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

●	Any future litigation against us could be costly and time-consuming to defend.

●

If we use open-source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.

●	Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, could limit our ability to grow our business and negatively affect our results of operations.

●	Our planned operations are international in scope, creating a variety of operational challenges.

●	Any failure by management to properly manage growth could have a material adverse effect on our business, operating results and financial condition.

●	If we are unable to attract and retain a sufficient number of skilled engineers and workers our ability to pursue projects may be adversely affected and our costs may increase.

●	Changes in the economy could have a detrimental impact.

●	The Company’s business model is evolving.

●

We are attempting to enter into several new business areas. We plan to address these new business areas with unproven technologies. Our inability to master the technical details of these new technologies could negatively impact our business.

●	We do not yet have any substantial assets or operations and are dependent upon the proceeds of this offering to fund our business.

●	Management’s current estimates and expectations for its prospective business operations that are not historical facts are forward-looking statements that involve risks and uncertainties.

●	We could experience increased competition from existing or new companies in our business, which could create increasing pressures to grow ours.

●	You should further consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies that, like us, are in their early stages.

●	The success of the Company depends on management’s abilities.

●	Loss of key personnel or our inability to attract and retain new qualified personnel could hurt the Company and inhibit our ability to operate and grow successfully.

●	The lack of independent directors may prevent the Board from being independent in its judgments and decisions and its ability to pursue the Board’s responsibilities without undue influence.

●	Conflicts of interest may arise between the Board of Directors and the Company.

●	Although dependent upon certain key personnel, the Company does not have any key man life insurance policies on any such people.

●	The Company has incurred and will likely incur additional debt.

●	The success of our new products and services is uncertain.

●	Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products.

●	The Company’s expenses could increase without a corresponding increase in revenues.

●	Our business is dependent upon continued market acceptance by consumers.

●	The Company’s computers, website, or information system breakdown could affect the Company’s business.

●	Our prior operating results may not be indicative of our future results.

●	If the Company’s efforts to build a strong brand and maintain customer satisfaction and loyalty are not successful, it may not be able to attract or retain customers and its business may be harmed.

●	We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

●	Additional financing may be necessary for the implementation of the Company’s growth strategy.

●

Our annual financial results could be subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy any debt obligations as they become due.

●	Our financial statements may not be comparable to those of other companies.

●

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources.

●	Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

●	We are subject to U.S. and foreign governmental and banking regulations, and our failure to comply with these regulations could adversely affect our business.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited financial statements for the fiscal years ended September 30, 2020 and 2019.

Company Information

Our principal office is located at 31 West 27th Street, 9th Floor, New York, New York 10001 and our phone number is (888) 469-3887. Our corporate website address is www.zeuus.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Offering Circular.

ZEUUS, Inc., the logos of ZEUUS, Inc., and other trade names, trademarks or service marks of ZEUUS, Inc. and its subsidiaries, appearing in this Offering Circular are the property of ZEUUS, Inc. Trade names, trademarks and service marks of other organizations appearing in this Offering Circular are the property of their respective holders.

THE OFFERING

Securities Being Offered by the Company

1,500,000 shares of common stock, par value $0.001 per share (the “Shares”), on a “best efforts” basis for up to $75,000,000 of gross proceeds. Purchasers of the Shares will become our common stockholders.

Offering Price per Common Stock by the Company	The initial public offering price per share of common stock is $50.00 per share.

Distribution

We are offering the Shares hereby on a “self-underwritten” basis which means our officers and directors will attempt to sell the Shares in reliance on the safe harbor from broker-dealer registration under Rule 3a4-1 of the Exchange Act. This prospectus will permit our officers and directors to sell the Shares directly to the public. No commission or other compensation related to the sale of the Shares will be paid to the officers and directors. Notwithstanding, we reserve the right to use licensed broker-dealers and members of FINRA, as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 2.00% of the gross proceeds raised by such broker-dealers.  The Company has engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA ("Dalmore"), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering. As compensation for these broker-dealer and administrative services, the Company has agreed to pay Dalmore a one-time consulting fee of $20,000 for general consulting services related to the Offering and a one-time due diligence fee in the amount of $5,000, plus a 1.00% commission on the aggregate amount raised by the Company in this Offerings, as described in the Broker-Dealer Agreement between the Company and Dalmore.  For purposes of clarification, such commission would be in addition to the commission to be paid to the broker-dealers, acting as underwriters or placement agents, resulting in a potential aggregate commission of up to 3.00% on the aggregate amount raised in this Offering. Please note that the one-time $5,000 due diligence fee to Dalmore was paid upon execution of the Broker-Dealer Agreement with Dalmore on October 8, 2021 and the one-time $20,000 consulting fee to be paid to Dalmore, will only be due and payable immediately after FINRA issues a No Objection Letter to Dalmore.

Subscribing Online

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted in part through the online platform of Novation Solutions Inc. (O/A DealMaker) (“Technology Agent”) through the Investor Relations page of the Company’s website at www.zeuus.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company.

Minimum Investment Amount

The minimum investment amount per investor is $1,000 (20 shares of common stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable.

Investment Amount Restrictions

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Capital Stock

Our common stock is common equity and contains no preferences as to other classes of our capital stock. Each share of our common stock entitles the holder to one vote on all matters submitted to the vote of the stockholders, including the election of directors.

Number of Shares Outstanding Before the Offering of Common Stock (1)	A total of 10,546,599 shares of common stock are issued and outstanding as of the date hereof.

Number of Shares Outstanding After the Offering of Common Stock if All the Stock Being Offered are Sold (1)	A total of 12,046,599 shares of Common Stock will be issued and outstanding after this Offering is completed if all the Shares are sold.

Voting Rights	The common stock offered hereby are entitled to one vote per share.

Risk Factors

Investing in our Shares involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our Shares.

Use of Proceeds

If all of the Shares are sold in this Offering on a “self-underwritten” basis through our officers and directors without utilizing broker-dealers, but with the assistance of Dalmore for compliance brokerage services (but without utilizing broker-dealers acting as underwriters or placement agents) to sell the Shares, we expect to receive net proceeds from this Offering of approximately $72,519,000 after deducting the fees and expenses associated with qualification of Offering under Regulation A of up to $2,481,000, including legal, auditing, accounting, transfer agent, and other professional fees as well as the a 1.00% commission on the aggregate amount raised by the Company from investors in this Offering payable to Dalmore and the one time fees payable to Dalmore. If all of the Shares are sold in this Offering through broker-dealers, we expect to receive net proceeds from this Offering of approximately $71,019,000 after deducting estimated underwriting discounts and commissions to the broker-dealers in the amount of $2,250,000.00 (3.00% of the gross proceeds of the Offering) and the fees and expenses associated with qualification of Offering under Regulation A of up to $1,731,000, including legal, auditing, accounting, transfer agent, and other professional fees as well as the one time fees payable to Dalmore. We intend to use the net proceeds to fund (i) the construction of data centers, (ii) the acquisition and refurbishment of data centers, (iii) acquisition and/or construction of green energy sources; (iv) possible strategic acquisition of green technology opportunities, and (v) working capital and general corporate purposes. See “Use of Proceeds.”

Termination of the Offering

The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company.  The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

Proposed Listing	Our common stock is currently quoted on the OTC PINK tier of the OTC Market Group, Inc. under the symbol “ZUUS.”

Transfer Agent and Registrar	VStock Transfer, LLC is our transfer agent and registrar in connection with the Offering.

Dividends

Our ability to pay dividends depends on both our achievement of positive cash flow and our board of directors’ discretion in declaring dividends. The order and priority of our dividends is further described in “Description of Capital Stock – Dividends.”

(1) Unless we indicate otherwise, all information in this Offering Circular is based on 10,546,599 shares of common stock issued and outstanding as of November 2, 2021.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data for the periods indicated. The selected historical financial data for the years ended September 30, 2020 and 2019 and the balance sheet data as of September 30, 2020 and 2019 are derived from the audited financial statements. The summary historical financial data for the nine months ended June 30, 2021 and 2020 and the balance sheet data as of June 31, 2021 and 2020 are derived from our unaudited financial statements.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	June 30, 2021	June 30, 2020
			(unaudited)
Statement of Operations Data
Total revenues	$-	$10,900	$-	$-
Total operating expenses	53,496	21,364	178,838	$11,824
Total income (loss) from operations	(53,496)	(10,464)	(178,838)	(11,824)
Total other income (expense)	-	-	(2,001)	-
Loss before income taxes	$(53,496)	$(10,464)	$(180,839)	$(11,824)
Income tax expense	-	-	-	-
Net income (loss)	(53,496)	(10,464)	(180,839)	$(11,824)
Basic and diluted net loss per share	$(0.00)	$(0.00)	$(0.02)	$(0.00)

Balance Sheet Data (at period end)
Cash	$75,406	$153	$175,608	$45
Working capital (deficit) (1)	(55,990)	(2,744)	(357,662)	(14,318)
Total assets	79,216	403	1,097,341	45
Total liabilities	135,206	2,897	534,170	14,363
Stockholders’ equity (deficit)	(55,990)	(2,494)	563,171	(14,318)

(1) Working capital (deficit) represents total current assets less total current liabilities

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 on an actual basis.

This table should be read in conjunction with the information contained in this Offering Circular, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing elsewhere in this Offering Circular.

As of June 30, 2021
Actual
(Unaudited)
Cash	$175,608
Stockholders’ equity:
Common stock, $0.001 par value; 75,000,000 shares authorized and 10,544,289 shares issued and outstanding on an actual basis	10,544
Additional paid-in capital	822,756
Accumulated deficit	(270,129)
Total stockholders’ equity	563,171
Total capitalization	$563,171

RISK FACTORS

The purchase of the securities offered hereby involves a high degree of risk. Each prospective investor should consult his, her or its own counsel, accountant and other advisors as to legal, tax, business, financial, and related aspects of an investment in the securities offered hereby. Prospective investors should carefully consider the following specific risk factors, in addition to the other information set forth in this Offering Circular, before purchasing the securities offered hereby.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

●

ZEUUS has a history of operating losses and its management has concluded that factors raise substantial doubt about its ability to continue as a going concern and the auditor of ZEUUS has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the fiscal years ended September 30, 2020 and 2019.

●	We have a limited operating history, and we may not succeed.

●	We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

●	The Company and its management, the US and global economy and the data storage markets have been substantially affected by the Coronavirus Pandemic.

●	The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

●	If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed.

●

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

●	We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

●

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

●	Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

●

Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.

●

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

●

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

●	Our intellectual property rights may not protect our business or provide us with a competitive advantage.

●	We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

●	Any future litigation against us could be costly and time-consuming to defend.

●

If we use open-source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.

●	Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, could limit our ability to grow our business and negatively affect our results of operations.

●	Our planned operations are international in scope, creating a variety of operational challenges.

●	Any failure by management to properly manage growth could have a material adverse effect on our business, operating results and financial condition.

●	If we are unable to attract and retain a sufficient number of skilled engineers and workers our ability to pursue projects may be adversely affected and our costs may increase.

●	Changes in the economy could have a detrimental impact.

●	The Company’s business model is evolving.

●

We are attempting to enter into several new business areas. We plan to address these new business areas with unproven technologies. Our inability to master the technical details of these new technologies could negatively impact our business.

●	We do not yet have any substantial assets or operations and are dependent upon the proceeds of this offering to fund our business.

●	Management’s current estimates and expectations for its prospective business operations that are not historical facts are forward-looking statements that involve risks and uncertainties.

●	We could experience increased competition from existing or new companies in our business, which could create increasing pressures to grow ours.

●	You should further consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies that, like us, are in their early stages.

●	The success of the Company depends on management’s abilities.

●	Loss of key personnel or our inability to attract and retain new qualified personnel could hurt the Company and inhibit our ability to operate and grow successfully.

●	The lack of independent directors may prevent the Board from being independent in its judgments and decisions and its ability to pursue the Board’s responsibilities without undue influence.

●	Conflicts of interest may arise between the Board of Directors and the Company.

●	Although dependent upon certain key personnel, the Company does not have any key man life insurance policies on any such people.

●	The Company has incurred and will likely incur additional debt.

●	The success of our new products and services is uncertain.

●	Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products.

●	The Company’s expenses could increase without a corresponding increase in revenues.

●	Our business is dependent upon continued market acceptance by consumers.

●	The Company’s computers, website, or information system breakdown could affect the Company’s business.

●	Our prior operating results may not be indicative of our future results.

●	If the Company’s efforts to build a strong brand and maintain customer satisfaction and loyalty are not successful, it may not be able to attract or retain customers and its business may be harmed.

●	We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

●	Additional financing may be necessary for the implementation of the Company’s growth strategy.

●

Our annual financial results could be subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy any debt obligations as they become due.

●	Our financial statements may not be comparable to those of other companies.

●

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources.

●	Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

●	We are subject to U.S. and foreign governmental and banking regulations, and our failure to comply with these regulations could adversely affect our business.

ZEUUS has a history of operating losses and its management has concluded that factors raise substantial doubt about its ability to continue as a going concern and the auditor of ZEUUS has included an explanatory paragraph relating to its ability to continue as a going concern in their audit report for the fiscal years ended September 30, 2020 and 2019.

ZEUUS has a history of operating losses and have incurred cash flow deficits. For the fiscal years ended September 30, 2020 and 2019, ZEUUS reported net losses of $53,496 and $10,464, respectively, and negative cash flows from operating activities of $56,858 and $9,667, respectively. For the nine months ended June 30, 2021, ZEUUS reported a net loss of $180,839 and had negative cash flow from operating activities of $179,036. As of June 30, 2021, ZEUUS had an aggregate accumulated deficit of $270,129. There is substantial doubt regarding the ability of ZEUUS to continue as going concerns as a result of their historical recurring losses and negative cash flows from operations as well as their dependence on private equity and financings. ZEUUS anticipates that it will continue to report losses and negative cash flow for the foreseeable future. The management of ZEUUS has concluded that their historical recurring losses from operations and negative cash flows from operations as well as their dependence on private equity and other financings raise substantial doubt about their ability to continue as a going concern the auditor of ZEUUS has included an explanatory paragraph relating to their ability to continue as a going concern in its audit report for the fiscal years ended September 30, 2020 and 2019.

The financial statements of ZEUUS do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Ability to Continue as a Going Concern.”

We have a limited operating history, and we may not succeed.

The Company has a limited operating history and there can be no assurance that the Company’s proposed plan of business can be realized in the manner contemplated and, if it cannot be, investors may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, and other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations, and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

The Company and its management, the US and global economy and the data storage markets have been substantially affected by the Coronavirus Pandemic.

In late 2019, a coronavirus (COVID-19) surfaced, reportedly in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak, and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to US and global markets and businesses. The overall and long-term impacts of the outbreak are unknown and evolving.

This pandemic has already adversely affected our business and this or another pandemic, epidemic, or outbreak of an infectious disease in the United States or another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such widespread infectious disease and pandemic have already caused and may continue to cause or may cause in the future an overall decline in the US and world economy as a whole. The actual effects of the spread of coronavirus or a similar pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company in the long run.

At the date of this Memorandum, there is uncertainty as to the effect of the coronavirus pandemic on the date storage, cloud computing markets in the US, and globally. There is also uncertainty as to what long-term restrictions on the general public or other effects will occur in the market and the economy in general. There is also uncertainty as to what will happen should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the short-term and long-term business of the Company, and your investment.

The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

The markets in which we operate are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:

•

large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;

•

less-established public and private cloud companies with products that compete in some of our markets;

•

other established vendors of legacy database solutions or big data offerings; and

•

new or emerging entrants seeking to develop competing technologies.

We will compete based on various factors, including price, performance, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security, and compatibility with existing standards. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices.

We currently only initially plan to offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. We anticipate a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed.

We compete in markets that evolve rapidly. We believe that the pace of innovation will continue to accelerate as customers increasingly base their purchases of cloud data platforms on a broad range of factors, including performance and scale, markets addressed, types of data processed, ease of data ingestion, user experience, and data governance and regulatory compliance. Our future success depends on our ability to innovate and increase customer adoption of our platform in these and other areas. Further, the value of our platform to customers is increased to the extent they are able to use it for all of their data. We need to continue to invest in technologies, services, and partnerships that increase the types of data processed on our platform and the ease with which customers can ingest data into our platform. We must also continue to build and enhance our data sharing and data exchange capabilities so customers can share their data with internal business units, customers, and other third parties. In addition, our platform requires third-party public cloud infrastructure to operate. We anticipate initially using public cloud offerings provided by AWS, Azure, and GCP. We will need to continue to innovate to optimize our offerings for these and other public clouds that our customers require, particularly as we expand internationally. Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers. To the extent we expand further into the public sector and highly regulated industries, our platform may need to address additional requirements specific to those industries.

If we are unable to enhance our platform to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

Our platform will process, store, and transmit our customers’ proprietary and sensitive data, including personal information, protected health information, and financial data. Our platform will be built to be available on the infrastructure of third-party public cloud providers such as AWS, Azure, and GCP. We also plan to use third-party service providers and sub-processors to help us deliver services to our customers and their end-users. These vendors may store or process personal information, protected health information, or other confidential information of our employees, our partners, our customers, or our customers’ end-users. We plan to collect such information from individuals located both in the United States and abroad and may store or process such information outside the country in which it was collected. While we, our third-party cloud providers, and our third-party processors have implemented security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. Any security breach of our platform, our operational systems, physical facilities, or the systems of our third-party processors, or the perception that one has occurred, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business. Even though we do not control the security measures of third parties, we may be responsible for any breach of such measures or suffer reputational harm even where we do not have recourse to the third party that caused the breach. In addition, any failure by our vendors to comply with applicable law or regulations could result in proceedings against us by governmental entities or others.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry and our customers’ industries. In addition, we may experience attacks, unavailable systems, unauthorized access or disclosure due to employee theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. The techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. We may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our operations or ability to provide our services.

We will have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.

A security breach may cause us to breach customer contracts. Our potential agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities could result in litigation with our customers, our customers’ end-users, or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our platform capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity or availability of our data or the data of our partners, our customers or our customers’ end-users was disrupted, we could incur significant liability, or our platform, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

If we fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects a large amount of data of one or more customers, or if we suffer a cyber-attack that impacts our ability to operate our platform, we may suffer material damage to our reputation, business, financial condition, and results of operations. Further, our insurance coverage, if we obtain insurance, may not be adequate for data security, indemnification obligations, or other liabilities. Our risks are likely to increase as we continue to expand our platform, grow our customer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

We could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

Our business depends on our platform to be available without disruption. We may in the future experience disruptions, outages, defects, and other performance and quality problems with our platform. We may in the future experience disruptions, outages, defects, and other performance and quality problems with the public cloud and internet infrastructure on which our platform relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open-source software, human error or misconduct, capacity constraints, design limitations, or denial of service attacks or other security-related incidents.

Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our platform and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.

Any disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our platform, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our future results of operations include the following:

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fluctuations in demand for or pricing of our platform;

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fluctuations in usage of our platform;

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our ability to attract new customers;

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our ability to retain existing customers;

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customer expansion rates;

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timing, amount, and cost of our investments to expand the capacity of our public cloud providers;

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seasonality;

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investments in new features and functionality;

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fluctuations in customer consumption resulting from our introduction of new features or capabilities to our systems that may impact customer consumption;

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the timing of our customers’ purchases;

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the speed with which customers are able to migrate data onto our platform after purchasing capacity;

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fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

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changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

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our ability to control costs, including our operating expenses;

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the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

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the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

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the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

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the effects of acquisitions and their integration;

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general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

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health epidemics or pandemics, such as the coronavirus outbreak (COVID-19);

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the impact of new accounting pronouncements;

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changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;

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the overall tax rate for our business, which may be affected by the mix of income we earn and in which jurisdictions we earn that income in as some jurisdictions will have comparatively lower tax rates, the effects of stock-based compensation, and the effects of changes in our business;

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the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

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fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

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fluctuations in the market values of our portfolio investments and in interest rates;

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changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

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significant security breaches of technical difficulties with, or interruptions to, the delivery and use of our platform.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our future results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class actions.

Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large customers may require considerable time to evaluate and test our platform prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, large customers often begin to deploy our products on a limited basis but nevertheless demand implementation services and negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage these risks associated with sales cycles and sales to large customers, our business, financial condition, and results of operations may be affected.

Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business.

Laws and regulations governing data privacy and protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. Examples of recent and anticipated developments that have or could impact our business include the following:

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The General Data Protection Regulation (GDPR) took effect in May 2018 and established requirements applicable to the handling of personal information of residents of the European Union (EU).

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The EU has proposed the Regulation on Privacy and Electronic Communications (ePrivacy Regulation), which, if adopted, would impose new obligations on the use of personal information in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.

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In January 2020, Britain formally left the EU. The United Kingdom’s withdrawal from the EU is commonly referred to as “Brexit.”

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We are following developments in 2020 regarding the frameworks that address the transfer of personal information outside of the EU, including the Privacy Shield framework and the standard contractual clauses.

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In January 2020, the California Consumer Privacy Act (CCPA) took effect, providing California residents increased privacy rights and protections, including the ability to opt out of sales of their personal information. The CCPA may increase our compliance costs and exposure to liability. Other U.S. states are considering adopting similar laws.

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Both U.S. and non-U.S. governments are considering regulating artificial intelligence and machine learning.

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The certifications we plan on obtaining and standards we will have to comply with, including the U.S. Federal Risk and Authorization Management Program, PCI-DSS, ISO/IEC 27001, among others, are becoming more stringent.

These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, affect how we design, market, sell, and operate our platform, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our platform. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our potential customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal policies, self-certifications, and third-party certifications supporting our compliance programs. Our customers may delegate their GDPR compliance or other privacy law obligations to us via contract, and we may otherwise be required to expend resources to assist our customers with such compliance obligations. In addition, any actual or perceived non-compliance with applicable laws, regulations, policies, and certifications could result in proceedings, investigations, or claims against us by regulatory authorities, customers, or others, leading to reputational harm, significant fines, litigation costs, and damages. For example, if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to EUR 20 million or 4% of our worldwide annual revenue, whichever is greater, as well as potential data processing restrictions for a violation of certain GDPR requirements. All of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

We plan to publish privacy policies and other documentation regarding our collection, processing, use, and disclosure of personal information, credit card information, or other confidential information. Although we endeavor to comply with our published policies, certifications, and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our published policies, certifications, and documentation. Such failures can subject us to potential international, local, state, and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our platform, enhance our technology, or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

 We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the FCPA), U.S. domestic bribery laws, the UK Bribery Act 2010, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third- party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we plan to have policies and procedures to address compliance with such laws, there is a risk that our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we expand internationally, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti- corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.

Our intellectual property rights may not protect our business or provide us with a competitive advantage.

To be successful, we must protect our technology and brand in all jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, they may not protect our business or provide us with a competitive advantage for a variety of reasons, including:

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the failure by us to obtain patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;

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uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;

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potential invalidation of our intellectual property rights through administrative processes or litigation;

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any inability by us to detect infringement or other misappropriation of our intellectual property rights by third parties; and

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other practical, resource, or business limitations on our ability to enforce our rights.

Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how, and records, as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel, and result in counterclaims with respect to infringement of intellectual property rights by us. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. In addition, many of the holders of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights have extensive intellectual property portfolios and greater resources than we do to enforce their rights. As compared to our large competitors, our patent portfolio is current non-existent, as we are just embarking on the phases of the Data Center and may not provide a material deterrent to such assertions or provide us with a strong basis to counterclaim or negotiate settlements. Further, to the extent assertions are made against us by entities that hold patents but are not operating companies, our future patent portfolio may not provide deterrence because such entities are not concerned with counterclaims.

Any intellectual property litigation to which we become a party may require us to do one or more of the following:

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cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

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make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

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obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

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redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Intellectual property litigation is typically complex, time consuming, and expensive to resolve and would divert the time and attention of our management and technical personnel. It may also result in adverse publicity, which could harm our reputation and ability to attract or retain customers. As we grow, we may experience a heightened risk of allegations of intellectual property infringement. An adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

If we use open-source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.

We plan to use some open-source software in our platform. While we plan on having policies and procedures in place governing the use of open-source software, there is a risk that we incorporate open-source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us. If we receive an allegation that we have violated an open-source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open- source software, or be required to comply with onerous license restrictions, all of which could have a material impact on our business. Even in the absence of a claim, if we discover the use of open-source software inconsistent with our planned policies, we could expend significant time and resources to replace the open- source software or obtain a commercial license, if available. All of these risks are heightened by the fact that the ownership of open-source software can be uncertain, leading to litigation, and many of the licenses applicable to open-source software have not been interpreted by courts, and these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. Any use of open-source software inconsistent with our future policies or licensing terms could harm our business and financial position.

Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemic (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, Japan, or elsewhere, could cause a decrease in business investments, including spending on cloud technologies, and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Our planned operations are international in scope, creating a variety of operational challenges.

A component of our growth strategy involves the expansion of our operations and customer base internationally. We expect that our international activities will grow as we complete the Data Center and as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

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slower than anticipated public cloud adoption by international businesses;

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changes in a specific country’s or region’s political, economic, or legal and regulatory environment, pandemics, tariffs, trade wars, or long-term environmental risks;

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the need to adapt and localize our platform for specific countries;

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greater difficulty collecting accounts receivable and longer payment cycles;

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unexpected changes in trade relations, regulations, or laws;

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new, evolving, and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Asia;

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differing and potentially more onerous labor regulations;

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challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

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difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

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increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

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currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

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limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

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laws and business practices favoring local competitors or general market preferences for local vendors;

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limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

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political instability or terrorist activities;

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COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, decreased use of our products and services, or in our decreased ability to import, export, or sell our products and services to existing or new customers in international markets;

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the FCPA, U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions;

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burdens of complying with laws and regulations related to taxation; and

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regulations, adverse tax burdens, and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Any failure by management to properly manage growth could have a material adverse effect on our business, operating results and financial condition.

If our business develops as expected, we anticipate that we will grow rapidly in the near future. Our failure to properly manage our expected rapid growth could have a material adverse effect on our ability to retain key personnel. Our expansion could also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we experience difficulties in any of these areas, we may not be able to expand our business successfully or effectively manage our growth. Any failure by management to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain a sufficient number of skilled engineers and workers our ability to pursue projects may be adversely affected and our costs may increase.

Our rate of growth will be confined by resource limitations as competitors and customers compete for increasingly scarce resources. We believe that our success depends upon our ability to attract, develop and retain a sufficient number of affordable trained engineers that can execute our operational strategy. The demand for trained engineers and other skilled workers is currently high. If we are unable to attract and retain a sufficient number of skilled personnel, our ability to pursue projects may be adversely affected and the costs of performing our existing and future projects may increase, which may adversely impact our margins.

Changes in the economy could have a detrimental impact.

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue. Recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment, and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers’ confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and your investment.

The Company’s business model is evolving.

The Company’s business model is unproven and is likely to continue to evolve. Accordingly, the Company’s initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on the Company’s ability to successfully market the Company’s services, and products to potential users who may not be convinced of the need for the Company’s products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company’s business model as the Company’s markets continue to evolve.

The Company’s present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

We are attempting to enter into several new business areas. We plan to address these new business areas with unproven technologies. Our inability to master the technical details of these new technologies could negatively impact our business.

We are attempting to enter several new areas of the data processing and related markets, the production of energy and cyber security. These businesses will require extensive technical expertise. There can be no assurances we will have the capital, personnel resources, or expertise to be successful relative to these advanced technologies.

We do not yet have any substantial assets or operations and are dependent upon the proceeds of this offering to fund our business.

 If we do not sell the shares in this offering, we will have to seek alternative financing or raise additional capital to complete our business plans or abandon them. Funds available to the Company, which have paid operating start-up costs by our directors or officers as well as on-going cash flow received by the Company for the sale of its products. If the event we do not sell all the shares, there can be no assurance that we would be able to raise the additional funding needed to implement our business plan. If we sell only a portion of the shares, the implementation of the business plan will be significantly delayed until we obtain other sources of funding.

Management’s current estimates and expectations for its prospective business operations that are not historical facts are forward-looking statements that involve risks and uncertainties.

Sentences or phrases that use such words as “believes,” “anticipates,” “plans,” “may,” “hopes,” “can,” “will,” “expects,” “is, designed to,” “with the intent,” “potential” and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking.

An investor should read this presentation with the understanding that actual future results may be materially different from what the Company expects.

Although such statements are based on the Management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements. Actual results from the operation of the Company may be different than the returns anticipated by the Management and/or that these returns may not be realized in the timeframe projected by Management, if at all.

We could experience increased competition from existing or new companies in our business, which could create increasing pressures to grow ours.

We compete with many national, regional, and local businesses, and could experience increased competition from existing or new companies in our industry, which could create increasing pressures to grow ours. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our services, products, reduced margins, the inability to take advantage of new business opportunities which would harm our operating results. Other factors that could affect our business are:

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Consumer tastes

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National, regional or local economic conditions

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Disposable purchasing power

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Internet Security

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Demographic trends; and

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Increases in the cost of labor and other related costs could adversely affect our operating results.

You should further consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies that, like us, are in their early stages.

For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, concerning our new products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations where investors may lose their entire investment.

 The success of the Company depends on management’s abilities.

The Company will be dependent upon the efforts, experience, contacts, and skills of its officers and certain members of the board of directors and officers. The loss of any such individuals could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt the Company and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm, and loyalty to our corporate team. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed. We are highly dependent on the services of our key executive, Bassam A.I. Al-Mutawa, the loss of whom could materially harm our business. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel, our business may materially suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives or employees.

The lack of independent directors may prevent the Board from being independent in its judgments and decisions and its ability to pursue the Board’s responsibilities without undue influence.

An independent Board can serve as a check on Management, which can limit Management taking unnecessary risks. Furthermore, the lack of other independent directors creates the potential for conflicts between Management and the diligent independent decision-making process of the Board. Furthermore, our lack of additional outside directors deprives our company of the benefits of various viewpoints and experiences when confronting challenges. With no additional directors sitting on the Board of Directors, it may be difficult for the Board to fulfill its traditional role as overseeing Management.

Because directors and officers currently and for the foreseeable future will continue to control the Company, it is not likely that you will be able to elect directors or have any say in the policies of ZEUUS, Inc.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. Before this Offering, the majority of directors and officers of the Company directly controlled all our outstanding common stock voting rights. After the offering, if the maximum number of shares are sold, they will own 44.4% of the issued and outstanding shares and will have substantial voting power over the Company. As a result, they can influence substantially all matters submitted to our stockholders for approval including:

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Election of our board of directors

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Removal of any of our directors

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Amendment of our articles of incorporation or by-laws; and

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Adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us.

Due to such significant ownership position held by our insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

Conflicts of interest may arise between the Board of Directors and the Company.

Potential conflicts may exist between the Directors and the Company. These conflicts are not limited to the following: Our Board members, of which any or all may be involved in similar investments or have interests in similar entities, may raise capital for others, may serve on the board of other companies that may be a conflict of interest to the Company, may hire affiliates, contractors, vendors or suppliers to provide services to the Company on its behalf.

Although dependent upon certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent upon management to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies for those individuals in the event of their death or disability. Therefore, should any of these key personnel, management, or founders die or become disabled, the Company will not receive any compensation that would assist with such a person’s absence. The loss of such a person could negatively affect the Company and its operations.

The Company has incurred and will likely incur additional debt.

The Company has incurred debt and will likely further incur debt (including secured debt) in the future with the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and your investment.

The success of our new products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new beverage products. We cannot assure you that we will achieve market acceptance for all our products, or of new products that we may offer in the future.

Moreover, these new products may be subject to significant competition with offerings by new and existing competitors. Also, new products and enhancements may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products or enhancements could seriously harm our business, financial condition, and results of operations.

Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products.

We anticipate that fluctuations in operating results will continue in the future. The Company's operating results may vary. We may incur net losses. The Company expects to experience variability in its revenues and net profit. While we fully intend to implement our business plan, we may experience net losses. Factors expected to contribute to this variability include, among other things:

•

The general economy

•

The regulatory environment affecting our products.

•

Climate, seasonality and environmental factors

•

Consumer demand

•

Transportation costs

•

Competition in products

The Company’s expenses could increase without a corresponding increase in revenues.

 The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s financial results and your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our services, and products by consumers. Although we believe that our services and products are gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.

The Company’s computers, website, or information system breakdown could affect the Company’s business.

The Company’s computers, website, and/or information system breakdowns, as well as cybersecurity attacks, could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s financial results as well as your investment.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results concerning revenues, net income, or any other measure to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our services and products to new customers. Our future operating results will depend upon many other factors, including:

•

The level of product and price competition,

•

Our success in expanding our distribution network and managing our growth,

•

Our ability to develop and market product enhancements and new products,

•

The timing of product enhancements, activities of and acquisitions by competitors,

•

The ability to hire additional qualified employees, and

•

The timing of such hiring and our ability to control costs.

If the Company’s efforts to build a strong brand and maintain customer satisfaction and loyalty are not successful, it may not be able to attract or retain customers and its business may be harmed.

The Company believes that increasing, maintaining, and enhancing awareness of the Company’s brand is critical to achieving widespread acceptance and success of the Company’s business. Successfully building a brand is a time consuming and expensive endeavor and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company’s products, are at least partially within its control. Other factors will be beyond the Company’s control, yet users may nonetheless attribute those factors to the Company. The Company’s competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company. Many of these competitors are larger companies and promote their brands and have substantial resources to devote to such efforts including advertising or website product placement more effectively than the Company. If the Company is unable to execute on building a strong brand, it may be difficult to differentiate its business and products from its competitors in the marketplace; therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, trade secrets, and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our trademarks to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered or will register, certain trademarks in the United States. We may not be able to adequately protect our trademarks and our use of these trademarks may result in liability for trademark infringement, trademark dilution, or unfair competition. We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and business results regardless of whether we can successfully enforce our rights.

Additional financing may be necessary for the implementation of the Company’s growth strategy.

Whether the Company is successful in selling the maximum number of Shares in this Offering or not, the Company may require additional debt, equity, or other securities financing to pursue the Company’s growth and business strategies. These growth and business strategies include but are not limited to enhancing the Company’s operating infrastructure and otherwise responding to competitive pressures. Given the Company’s limited operating history, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company’s growth plans. Furthermore, the issuance of additional securities through any future fundraising activities that are undertaken by the Company could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of shares subscribed for under this Offering.

Our annual financial results could be subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy any debt obligations as they become due.

Our sales and operating results may vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•

Variations in the timing and volume of our sales

•

The timing of expenditures in anticipation of future sales

•

Sales promotions by our competitors and us

•

Changes in competitive and economic conditions generally

Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources.

We plan to obtain commercial product liability insurance that covers up to two million ($2,000,000) in overall damages and one million ($1,000,000) per occurrence. This policy also covers us for general liability for up to $10,000 for damages to equipment and property. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to product quality or handling are common in the consumer products industry. While we believe our processes and high standards of quality control will minimize these instances, there is always a risk of occurrence, and so despite our best efforts to regulate quality control, litigation may occur. In that event, our financial condition, operating results, and cash flows could be harmed.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deem relevant. Accordingly, investors may need to sell their shares of our common stock to realize a return on their investment, and they may not be able to sell such shares at or above the price paid for them.

We are subject to U.S. and foreign governmental and banking regulations, and our failure to comply with these regulations could adversely affect our business.

The production, labeling, and distribution of the products that the Company distributes are regulated by various federal, state, and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company’s products, or the ability to sell its products in the future.

The Company is subject to a variety of laws and regulations domestically that involve money laundering, financial recordkeeping, and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. Under U.S. federal law, banks or other financial institutions that provide a cannabis-related business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

As a result of being a public company, we are subject to additional reporting and corporate governance requirements that will require additional management time, resources and expense.

As a public company we are obligated to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are also subject to other reporting and corporate governance requirements under the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, all of which impose significant compliance and reporting obligations upon us and require us to incur additional expense in order to fulfill such obligations.

We may not have sufficient insurance coverage and an interruption of our business or loss of a significant amount of property could have a material adverse effect on our financial condition and operations.

We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes.

From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management’s attention and resources from other matters.

RISKS RELATED TO OUR COMMON STOCK AND THE OFFERING

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of our common stock and make it difficult for our security holders to resell their common stock.

Our common stock currently trades on the OTC Pink tier of OTC Market Group LLC’s Marketplace under the symbol “ZUUS.” The OTC Market is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current “bids” and “asks,” as well as volume information. Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq Capital Market or a stock exchange like the NYSE American. These factors may result in investors having difficulty reselling any shares of our common stock.

Our stock price is likely to be highly volatile because of several factors, including a limited public float.

The market price of our common stock has been volatile in the past and the market price of our common stock is likely to be highly volatile in the future. You may not be able to resell shares of our common stock following periods of volatility because of the market’s adverse reaction to volatility.

Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in our operating results;

●	the absence of securities analysts covering us and distributing research and recommendations about us;

●	we may have a low trading volume for a number of reasons, including that a large portion of our stock is closely held;

●	overall stock market fluctuations;

●	announcements concerning our business or those of our competitors;

●	actual or perceived limitations on our ability to raise capital when we require it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common stock;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Shares or find an exemption under the securities laws of each state in which we offer the Offered Shares, each investor may have the right to rescind his, her or its purchase of the Offered Shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Our common stock has been in the past, and may be in the future, a “penny stock” under SEC rules. It may be more difficult to resell securities classified as “penny stock.”

Our common stock has been in the past, and may be in the future, a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below $5.00). Unless we successfully list our common stock on a national securities exchange, or maintain a per-share price above $5.00, these “penny stock” rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●

If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. If our common stock is a “penny stock,” these requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock will not be classified as a “penny stock” in the future.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted Rule 2111 that requires a broker-dealer to have reasonable grounds for believing that an investment is suitable for a customer before recommending the investment. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

If we fail to maintain effective internal control over financial reporting, the price of our securities may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal control over financial reporting may have an adverse impact on the price of our common stock

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act and if we fail to continue to comply, our business could be harmed and the price of our securities could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of internal control over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected; however, we believe that there is a risk that investor confidence and the market value of our securities may be negatively affected.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 10,546,599 shares of our common stock outstanding as of November 2, 2021, approximately 2,530,000 common shares are tradable without restriction. Given the limited trading of our common stock, resale of even a small number of shares of our common stock pursuant to Rule 144 or an effective registration statement may adversely affect the market price of our common stock.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our Board of Directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

The sale and issuance of additional shares of our common stock could cause dilution as well as the value of our common stock to decline.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 500,000,000 shares of common stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our common stock. If we do sell or issue more common stock, any investors’ investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Company’s common stock could seriously decline in value.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $44.13 per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if we issue additional equity securities, you will experience additional dilution.

Fiduciaries investing the assets of a trust or pension or profit-sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Shares are not freely transferable and there may not be a market created in which the Offered Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute “Plan Assets” under ERISA. See “ERISA Consideration.”

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The principal purposes of this offering is to raise additional capital. We currently intend to use the proceeds we receive from this offering after deducting estimated underwriting discounts and commissions and fees and expenses associated with qualification of offering under Regulation A, including legal, auditing, accounting, transfer agent, and other professional fees, primarily for the (i) funding of business growth initiatives, (ii) funding of marketing expenses, and (iii) working capital and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if the $75 million maximum is not sold.

If you invest in the common stock and less than Maximum Offering Amount is sold, the risk of losing your entire investment will be increased. We are offering our common stock on a “best efforts” basis, and we can give no assurance that all of the Offered Shares will be sold. If less than Maximum Offering Amount is sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. No assurance can be given to you that any funds will be invested in this offering other than your own.

Provisions of our amended and restated articles of incorporation and bylaws may delay or prevent a takeover which may not be in the best interests of our stockholders.

Provisions of our amended and restated articles of incorporation and our bylaws, as amended, may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common stock.

DETERMINATION OF OFFERING PRICE

The public offering price of the Shares was solely determined by us. That public offering price is subject to change as a result of market conditions and other factors. The principal factors considered in determining the public offering price of the shares included:

●	the information in this Offering Circular and otherwise available to us, including our financial information;

●	the history and the prospects for the industry in which we compete;

●	the ability of our management;

●	the prospects for our future earnings;

●	the present state of our development and our current financial condition;

●	the general condition of the economy and the securities markets in the United States at the time of this offering;

●	the market price of our common stock quoted on the OTC PINK;

●	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

●	other factors as were deemed relevant.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors. There are no contractual restrictions on our ability to declare or pay dividends. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not anticipate paying dividends, and if we are not successful in establishing an orderly public trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we may not pay dividends in the foreseeable future, we may have trouble raising additional funds which could affect our ability to expand our business operations.

MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Pink tier of the OTC Markets Group under the symbol, “ZUUS”. The OTC Market is a computer network that provides information on current “bids” and “asks,” as well as volume information.

The following table sets forth the range of high and low closing bid quotations for our common stock for each of the periods indicated as reported by the OTC Markets. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Prices
FISCAL 2022	Low	High

First Quarter (October 1, 2021 through October 27, 2021)	20.00	65.00

FISCAL 2021

Fourth Quarter (July 1, 2021 through September 30, 2021)	$65.00	$65.00
Third Quarter (April 1, 2021 through June 30, 2021)	$17.50	$77.00
Second Quarter (January 1, 2021 through March 31, 2021)	$5.00	$26.00
First Quarter (October 1, 2020 through December 31, 2020)	$2.04	$5.00

FISCAL 2020

Fourth Quarter (July 1, 2020 through September 30, 2020)	$2.04	$2.04
Third Quarter (April 1, 2020 through June 30, 2020)	$2.04	$3.00
Second Quarter (January 1, 2020 through March 31, 2020)	$2.71	$3.00
First Quarter (October 1, 2019 through December 31, 2019)	$2.91	$4.00

On October 27, 2021, the closing price of our common stock as reported on the OTC Pink was $60.00 per share.

Holders of Common Stock

November 2, 2021, there were approximately 10,546,599 shares of common stock issued and outstanding and 52 record holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

We have 75,000,000 shares of common stock authorized.

Securities Authorized for Issuance Under Equity Compensation Plans

We currently do not have any equity compensation plans.

Stock Issuances

On September 12, 2016, the Company issued of 1,000,000 shares of restricted common stock to Aleksandr Zausayev, our former secretary in consideration of $1,000. On December 27, 2016, the Company issued 7,000,000 shares of common stocks to our former president and former director, Mr. Antontcev, at a price of $0.001 per share, for net proceeds of $7,000.

In July and August 2017, the Company issued 200,000 shares of its common stock at $0.01 per share for total proceeds of $2,000.

For the year ended September 30, 2018, the Company issued 2,330,000 shares of common stock at $0.01 per share for a proceed of $23,300

On June 1, 2021, we issued 14,289 shares of our common stock to Andrei Seleznev, Nikolay Alekseev, and Ilia Alekseev under the terms of an Asset Purchase Agreement. The shares were valued at $800,000 based on the average of the closing price per share of our common stock for the 30 trading days prior to the effective date of the agreement.

On October 14, 2021, we issued 3,333 shares of our common stock at $15.00 per share for proceeds of $50,000.

On September 6, 2021, we issued 1,155 shares to Mr. Buharoon Al Shamsi pursuant to the Independent Director Agreement, and on the same date we issued 1,155 shares to Mr. Dunehew pursuant to the TD Independent Director Agreement ($75,000 worth of shares of Common Stock to each at the current market value as per the end of trading day of September 6, 2021).

The issuances were made pursuant to an exemption from registration as set forth in 506 of Regulation D and Section 4(2) of the Securities Act.

ITEM 4: DILUTION

DILUTION

Dilution is the amount by which the offering price paid by purchasers of common stock sold in this offering will exceed the pro forma net tangible book value per share of common stock after the offering. As of June 30, 2021, our net tangible book value was approximately $(336,829), or $(0.03) per share. Net tangible book value is the value of our total tangible assets less total liabilities.

Based on the initial offering price of $50.00 per one share of common stock, on an as adjusted basis as of June 30, 2021, after giving effect to the offering of shares of common stock and the application of the related net proceeds, our net tangible book value would be:

(i) $70,682,171, or $5.87 per share of common stock, assuming the sale of 100% of the shares offered (1,500,000 shares) with net proceeds in the amount of $71,019,000 after deducting estimated broker commissions of $2,250,000 and estimated offering expenses of $1,731,000;

(ii) $52,869.671, or $4.56 per share of common stock, assuming the sale of 75% of the shares offered (1,125,000 shares) with net proceeds in the amount of $53,206,500 after deducting estimated broker commissions of $1,687,500 and estimated offering expenses of $1,356,000;

(iii) $35,057,171, or $3.10 per share of common stock, assuming the sale of 50% of the shares offered (750,000 shares) with net proceeds in the amount of $35,394,000 after deducting estimated broker commissions of $1,125,000 and estimated offering expenses of $981,000; and

(iv) $17,244,671, or $1.58 per share of common stock, assuming the sale of 25% of the shares offered (375,000 shares) with net proceeds in the amount of $17,581,500 after deducting estimated broker commissions of $562,500 and estimated offering expenses of $606,000.

Purchasers of shares of common stock in this offering will experience immediate and substantial dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table on an approximate dollar per share basis, depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in this offering:

Percentage of offering shares of common stock sold	100%	75%	50%	25%
Offering price per share of common stock	$50.00	$50.00	$50.00	$50.00
Net tangible book value per share of common stock before this offering	$(0.03)	$(0.03)	$(0.03)	$(0.03)
Increase in net tangible book value per share attributable to new investors	$5.90	$4.59	$3.13	$1.61
Pro forma net tangible book value per share after this offering	$5.87	$4.56	$3.10	$1.58
Immediate dilution in net tangible book value per share to new investors	$44.13	$45.44	$46.90	$48.42

The following tables sets forth depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in this offering, as of June 30, 2021, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, after giving pro forma effect to the new investors in this offering at the offering price of $50.00 per share of common stock, together with the total consideration paid an average price per share paid by each of these groups, before deducting estimated broker commissions and estimated offering expenses.

	100% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of June 30, 2021	10,544,289	87.55%	$833,300	1.10%	$0.08
New investors	1,500,000	12.45%	$75,000,000	98.90%	$50.00
Total	12,044,289	100.0%	$75,833,300	100.0%	$6.30

	75% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of June 30, 2021	10,544,289	90.36%	$833,300	1.44%	$0.08
New investors	1,125,000	9.64%	$56,250,000	98.54%	$50.00
Total	11,669,289	100.0%	$57,083,300	100.0%	$4.89

50% of the Shares Sold

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of June 30, 2021	10,544,289	93.36%	$833,300	2.17%	$0.08
New investors	750,000	6.64%	$37,500,000	97.83%	$50.00
Total	11,294,289	100.0%	$38,3333,300	100.0%	$3.39

	25% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of June 30, 2021	10,544,289	96.57%	$833,300	4.26%	$0.08
New investors	375,000	3.43%	$18,750,000	95.74%	$50.00
Total	10,919,289	100.0%	$19,583,300	100.0%	$1.79

The foregoing discussion and tables assume immediately prior to the completion of this Offering the exercise of all outstanding options to purchase 10,095,000 shares of Common Stock at a weighted-average exercise price of $0.302 per share.

ITEM 5: PLAN OF DISTRIBUTION

The Offering will be Sold by Our Officers and Directors

We are offering up to a total of 1,500,000 shares (“Shares”) of common stock. The Shares being offered by the Company will be sold at the fixed price of $50.00 per share until the completion of this Offering. We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company. The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A. There are no specific events which might trigger our decision to terminate the offering.

The Shares are being offered by us on a direct primary, self-underwritten basis (that is, without the use of a broker-dealer) and there can be no assurance that all or any of the Shares offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. There is no minimum offering required for this offering to close. The minimum investment amount per investor is $1,000 (20 shares of common stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable.

We cannot assure you that all or any of the Shares offered under this prospectus will be sold. No one has committed to purchase any of the Shares offered. Therefore, we may sell only a nominal amount of Shares, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

We will sell the Shares in this Offering through our officers and directors, who intend to offer them using this Offering Circular and a subscription agreement as the only materials to offer potential investors. The officers and directors that offer Shares on our behalf may be deemed to be underwriters of this offering within the meaning of Section 2(11) of the Securities Act. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the Shares nor will they register as broker-dealers pursuant to Section 15 of the Exchange Act in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

●	They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his or her participation;

●	They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

●	They are not, at the time of their participation, an associated person of a broker-dealer; and

●

They meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and (C) do not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we believe that we satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.

As our officers and directors will sell the Shares being offered pursuant to this offering, Regulation M prohibits us and our officers and directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our officers and directors from bidding for or purchasing any common stock or attempting to induce any other person to purchase any common stock, until the distribution of our securities pursuant to this offering has ended.

Broker-Dealer and Administrative Services

The Company has engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA ("Dalmore"), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering.  The administrative services Dalmore will provide include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these broker-dealer and administrative services, the Company agreed to pay Dalmore a one-time consulting fee of $20,000 for general consulting services related to the Offering and a one-time due diligence fee in the amount of $5,000, plus a 1.00% on the aggregate amount raised by the Company in this Offerings, as described in the Broker-Dealer Agreement between the Company and Dalmore. Please note that the one-time $5,000 due diligence fee to Dalmore was paid upon execution of the Broker-Dealer Agreement with Dalmore on October 8, 2021 and the one-time $20,000 consulting fee to be paid to Dalmore, will only be due and payable immediately after FINRA issues a No Objection Letter to Dalmore.

We reserve the right to use licensed broker-dealers or members of FINRA, acting as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 2.00% of the gross proceeds raised by such broker-dealers. For purposes of clarification, such commission would be in addition to the commission to be paid to Dalmore, resulting in a potential aggregate commission of up to 3.00% on the aggregate amount raised in this Offering.

Technology Services

The Company has engaged Novation Solutions Inc. (O/A DealMaker) (“Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the online platform of the Technology Agent. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted in part on the online platform of the Technology Agent through the Investor Relations page of our website at www.zeuus.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company. There is no escrow established for this Offering. We will hold closings upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. Funds will be promptly refunded without interest, for sales that are not consummated. We will pay certain itemized technology fees to Technology Agent for these services, including: (i) $10,000 for a one-time set up fee for the DealMaker Platform; (ii) a $2,000 monthly subscription fee for the DealMaker Platform and (iii) $15 per electronic signature executed on the DealMaker Platform and $15 for each payment reconciled on the DealMaker Platform.  Additionally, we agreed to pay the Technology Agent $2.50 per each AML search for an individual and $25.00 per each AML search for an entity, that they conduct, in addition to the following processing fees with regard to payments made on the DealMaker Platform:

•

Secure Bank-to-Bank Payments – 2.00%

•

Credit Card Processing –  4.50%

•

Per Investor Refund Fee –$50.00

•

Failed Payment Fee – $5.00

•

Reconciliation Report –  $250.00

Technology Agent is not participating as an underwriter or placement agent of the Offering and will not solicit any investment in the company, recommend the Company’s securities, or provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to investors. All inquiries regarding this offering or escrow should be made directly to the Company or the Placement Agent.

Transfer Agent and Registrar

VStock Transfer, LLC (“Transfer Agent”) is our transfer agent and registrar for our common stock in this Offering.

The Transfer Agent’s address is at 18 Lafayette Place, Woodmere, New York, 11598 and its telephone number is (212) 828-8436.

We will pay certain itemized fees to the Transfer Agent for these transfer agent services, including (i) $4,000 charged for each 200 book-entry issuances under the Offering (estimated to total up to $1,500,000, which was estimated assuming that there is a maximum of 75,000 investors)  to cover transfer agent closing costs of this Offering and (ii) an ongoing account maintenance fee per month depending on the number of holder accounts as set forth below to cover the administration of services in accordance with that certain Transfer Agent and Registrar Agreement, dated January 29, 2018, between Transfer Agent and the Company:

From 1 to 99 holder accounts	$99 per month
From 100 to 200 holder accounts	$150 per month
From 200 to 300 holder accounts	$299 per month
From 300 to 500 holder accounts	$399 per month
From 500 + holder accounts	$749 per month

The monthly ongoing account maintenance fee includes Deposit/Withdrawal at Custodian (DWAC) services including Direct Registration System (DRS)/DWAC monthly maintenance and issuances. DWAC is an electronic transaction system run by The Depository Trust Company (DTC) that makes it possible to transfer new shares or paper share certificates between broker/dealers or custodial banks, the DTC participants, and the issuer's transfer agent.

A service fee of $75.00 will be charged by the Transfer Agent to the shareholder to process a DRS or DWAC transaction. In addition, a fee of $35.00 will be charged by the Transfer Agent to a shareholder to issue shares in certificated form.

Stock Certificates

Ownership of the Shares will be “book-entry” only form, meaning that ownership interests shall be recorded by the Transfer Agent, and kept only on the books and records of Transfer Agent. There will be no cost to the Subscriber to hold the shares, in book entry, on the books of the company. No physical certificates shall be issued, nor received, by Transfer Agent or any other person. The Transfer Agent records and maintains securities of Company in book-entry form only. Book-entry form means the Transfer Agent maintains shares on an investor’s behalf without issuing or receiving physical certificates. Securities that are held in un-certificated book-entry form have the same rights and privileges as those held in certificate form, but the added convenience of electronic transactions (e.g. transferring ownership positions between a broker-dealer and the Transfer Agent), as well as reducing risks and costs required to store, manage, process and replace lost or stolen securities certificates. Transfer Agent shall send out email confirmations of positions and notifications of changes “from” Company upon each and every event affecting any person’s ownership interest, with a footer referencing Transfer Agent.

ERISA Considerations

Special considerations apply when contemplating the purchase of Shares of our common stock on behalf of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). A person considering the purchase of the Shares on behalf of a Plan is urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons, although no Shares of our common stock will be sold to any Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

Foreign Regulatory Restrictions on Purchase of the Shares

We have not taken any action to permit a public offering of our Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of Shares and the distribution of the prospectus outside the United States.

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, you are encouraged to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(i)

You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse or spousal equivalent in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)

You are a natural person and your individual net worth, or joint net worth with your spouse or spousal equivalent, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

(iii) You are a director, executive officer or general partner of the issuer or a director, executive officer, or general partner of the general partner of the issuer;

(iv)

You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, or limited liability company, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

(v)

You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an investment advisor registered pursuant to the Investment Advisers Act of 1940 or registered pursuant to the laws of a state, an investment advisor relying on the exemption of registering with the SEC under the Investment Advisers Act of 1940, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958, or a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act, or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)

You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares;

(viii)

You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix)

You are an entity, of a type not listed in the above paragraphs (iv), (v), (vi), (vii), or (viii), not formed for the specific purpose of acquiring the Offered Shares, owning investments in excess of $5,000,000;

(x)

You are a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status;

(xi)

You are a “family office,” as defined by the Investment Advisers Act of 1940, with assets under management in excess of $5,000,000, and is not formed for the specific purpose of acquiring the Offered Shares, and your prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xii)

You are a “family client,” as defined under the Investment Advisers Act of 1940, of a family office meeting the requirements in the above paragraph (xi), and your prospective investment in the issuer is directed by such family office pursuant to the above paragraph (xi).

Offering Period and Expiration Date

We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (“Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

Testing the Waters

We will use our existing website, www.zeuus.com to provide notification of this anticipated Offering. Prior to the qualification of the Offering by the SEC, if you desire information about this anticipated Offering, you may go to the Investor Relations page at www.zeuus.com and click on the “Reserve Your Shares” button (our website will redirect you, as a prospective investor, via the “Reserve Your Shares” button to our online platform landing page on the website) where prospective investors are asked to provide certain information about themselves, such as his, her or its name, phone number, e-mail address, zip code and the amount of shares of interest, constituting a non-binding indication of interest (“Potential Investors”). This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on our online platform. All Potential Investors have received and will continue to receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the Offering and “what to expect” on our online platform. Upon qualification by the SEC, Potential Investors will be invited to participate in subscribing in the Offering (set forth below).

Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any Shares in this Offering, you should:

Go to the Investor Relations page of our website at www.zeuus.com and click on the “Invest” button (our website will redirect you, as an investor, via the “Invest” button to our online platform landing page on the website) and follow the links and procedures as described on the website to invest.

1.	Electronically receive, review, execute and deliver to us a Subscription Agreement; and

2.

Deliver funds via ACH or wire transfer (or by such alternative payment method as may be indicated on our online platform) for the amount set forth in the Subscription Agreement directly to an account designated by the Company.

The website will direct interested investors to receive (upon their acknowledgement that they have had the opportunity to review this Offering Circular), review, execute and deliver subscription agreements electronically.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

We anticipate that we may hold one or more closings for purchases of the Shares until the offering is fully subscribed or we terminate the Offering. Participating broker-dealers will submit a subscriber’s form(s) of payment generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the shares of common stock does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the shares of common stock for your own account and that your rights and responsibilities regarding your shares of common stock will be governed by our chart and bylaws, each filed as an exhibit to the Offering Circular of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to an account designated by the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Restrictions

Notice to Prospective Investors in Bahrain

This offer is a private placement. It is not subject to regulations of the Central Bank of Bahrain that apply to public offerings of securities and the extensive disclosure requirements and other protections that such regulations contain. This prospectus is therefore intended only for “accredited investors.”

The shares of common stock offered by way of this private placement may only be offered in minimum subscriptions of US$1,000 (or the equivalent in other currencies).

The Central Bank of Bahrain assumes no responsibility for the accuracy and completeness of the statements and information contained in this prospectus and expressly disclaims any liability whatsoever for any loss or damage howsoever arising from reliance upon the whole or any part of the contents of this prospectus.

Our Board of Directors and management accept responsibility for the information contained in this prospectus. To the best of the knowledge and belief of our Board of Directors and management, who have taken all reasonable care to ensure that such is the case, the information contained in this prospectus is in accordance with the facts and does not omit anything likely to affect the reliability of such information.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer of the shares of common stock is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and will not be provided, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar to any other person. This offer shall in no way be construed as a general public offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the shares of common stock have not been registered with, approved or licensed by the Qatar Central Bank or the Qatar Financial Markets Authority or any other regulator in the State of Qatar and may not be publicly distributed. The information contained in this prospectus is for the recipient only and may not be shared with any third party in Qatar. They are not for general circulation in the State of Qatar, and any distribution or reproduction of this prospectus by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in United Arab Emirates

UAE. This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), the Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of shares in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, or otherwise. The shares of common stock may not be offered to the public in the UAE and/or any of the free zones. The shares of common stock may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Dubai International Financial Centre. This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Persons of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to prospective investors in Canada

The offering of the Shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Common Stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Shares is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This offering circular has been prepared on the basis that any offer of Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Shares which are the subject of the offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. The Company has not authorized, nor does it authorize, the making of any offer of Shares in circumstances in which an obligation arises for the Company to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC

(including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China

This offering circular does not constitute a public offer of the Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

ITEM 6: USE OF PROCEEDS TO ISSUER

We intend to use the net proceeds to fund (i) the construction of data centers, (ii) the acquisition and refurbishment of data centers, (iii) acquisition and/or construction of green energy sources; (iv) possible strategic acquisition of green technology opportunities, and (v) working capital and general corporate purposes. In the event that we sell less than the maximum shares offered in the Offering, our first priority is to pay fees associated with the qualification of this Offering under Regulation A. No proceeds will be used to compensate or otherwise make payments to officers or directors except for ordinary payments under employment or consulting agreements.

If all of the Shares are sold in this Offering on a “self-underwritten” basis through our officers and directors with the assistance of Dalmore for compliance brokerage services (but without utilizing broker-dealers acting as underwriters or placement agents) to sell the Shares, we expect to receive net proceeds from this Offering of approximately $72,519,000 after deducting estimated underwriting discounts and commissions to Dalmore in the amount of $750,000 (1.00% of the gross proceeds of the Offering), one time fees payable to Dalmore totalling $25,000 and the fees and expenses associated with qualification of Offering under Regulation A of up to $1,706,000, including legal, auditing, accounting, transfer agent, and other professional fees. If all of the Shares are sold in this Offering with the assistance of Dalmore for compliance brokerage services and through broker-dealers acting as underwriters or placement agents, we expect to receive net proceeds from this Offering of approximately $71,019,000 after deducting estimated underwriting discounts and commissions to Dalmore and the broker-dealers in the amount of $2,250,000 (3.00% of the gross proceeds of the Offering) and the fees and expenses associated with qualification of Offering under Regulation A of up to $1,731,000, including legal, auditing, accounting, transfer agent, and other professional fees as well as the one time fees payable to Dalmore. However, we cannot guarantee that we will sell all of the Shares being offered by us. The following table summarizes how we anticipate using the gross proceeds of this Offering assuming the Shares are sold in this Offering with the assistance of Dalmore and through broker-dealers acting as underwriters or placement agents, depending upon whether we sell 25%, 50%, 75%, or 100% of the shares being offered in the Offering:

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Gross Proceeds	$18,750,000	$37,500,000	$56,250,000	$75,000,000
Offering Expenses (Underwriting Discounts and Commissions to broker dealers)	(562,500)	(1,125,000)	(1,687,500)	(2,250,000)
Fees for Qualification of Offering under Regulation A (includes legal, auditing, accounting, transfer agent, and other professional fees)	(432,750)	(865,500)	(1,298,250)	(1,731,000)
Net Proceeds	$17,754,750	$35,509,500	$53,264,250	$71,019,000

Our intended use of the net proceeds is as follows:
Construction of Data Centers	($4,734,600)	($9,469,200)	($14,203,800)	($18,938,400)
Acquisition and Refurbishment of Data Centers	($8,995,740)	($17,991,480)	($26,987,220)	($35,982,960)
Acquisition and Construction of Green Energy Sources	($1,183,650)	($2,367,300)	($3,550,950)	($4,734,600)
Strategic Acquisition of Green Technology Opportunities	($2,367,300)	($4,734,600)	($7,101,900)	($9,469,200)
Working Capital and General Corporate Purposes	($473,460)	($946,920)	($1,420,380)	($1,893,840)
Total Use of Net Proceeds	$17,754,750	$35,509,500	$53,264,250	$71,019,000

Because the offering is being made on a “best efforts” basis, without a minimum offering amount, the Company may close the offering without sufficient funds for all the intended purposes set out above. In such an event, the Company will adjust its use of proceeds by reducing the amount of proceeds to be used towards (i) the construction of data centers, (ii) the acquisition and refurbishment of data centers, (iii) acquisition and/or construction of green energy sources; (iv) possible strategic acquisition of green technology opportunities, and (v) working capital and general corporate purposes. The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company. The intended use of proceeds in this section takes into account the potential impacts of COVID-19.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties.

ITEM 7: DESCRIPTION OF BUSINESS

OVERVIEW

We offer customers an integrated set of products and services that enable customers to host and securely maintain their valuable and critical data.  We also provide customers with a comprehensive set of cybersecurity solutions and digital services applications.  We provide our products and services through the following four complimentary divisions:

•

ZEUUS Data Centers, a division focused on building and operating hyperscale and edge data centers in many countries to provide customers with access to latest technologies in data centers and related data center services such as co-location, cloud hosting, and blockchain services, including crypto mining.

•

ZEUUS Energy, a division dedicated for the development of wind energy products. We are seeking to commercialize 2 unique Patent Pending technologies that offer an innovative solution for powering the home, right up to data centers with green energy.

•

ZEUUS Cyber Security, a division focused on cybersecurity and securing customer data hosted in Zeuus data centers ensuring customers can securely access their hosted data that are fully protected in Zeuus data centers.  ZEUUS Cyber Security delivers scalable cloud identity management services, blockchain services to protect data and a comprehensive set of integrated security devices to protect customers data at their own premises: filtering, virtual private networks (VPN), security email, content management, firewall, IDS and IPS services.

•

ZEUUS SOLAAS, a division specialized in digital services and enabling customers to enjoy turnkey solutions for cloud-based applications.

For the fiscal years ended September 30, 2020 and 2019, ZEUUS generated revenues of $0 and $10,900, respectively, and reported net losses of $53,496 and $10,464, respectively, and negative cash flows from operating activities of $56,858 and $9,667, respectively. For the nine months ended June 30, 2021, ZEUUS generated no revenues, reported a net loss of $180,839 and had negative cash flow from operating activities of $179,036. As noted in the financial statements of ZEUUS, as of June 30, 2021, ZEUUS had an accumulated deficit of $270,129. There is substantial doubt regarding the ability of ZEUUS to continue as a going concern as a result of its historical recurring losses and negative cash flows from operations as well as its dependence on private equity and financings. See “Risk Factors— ZEUUS has a history of operating losses and its management has concluded that factors raise substantial doubt about its ability to continue as a going concern and the auditor of ZEUUS has included explanatory paragraphs relating to its ability to continue as a going concern in its audit report for the fiscal years ended September 30, 2020 and 2019.”

CORPORATE STRUCTURE

BUSINESS STRATEGY

With the massive increase in the amount of data driven by digitalization, comes the risks to such data and the necessary protection of such data. Data has become more essential to governments and organizations driven by Video, Internet of Things (“IoT”), Big Data, Artificial Intelligence (“A.I.”) and Machine Learning (“ML”) algorithms. More data has been created in the last 2 years than ever before.

Through our innovative modern data center centric approach, we are delivering the necessities to enable data driven governments and enterprises. Our comprehensive plan is driven by a team of experienced and talented individuals to ensure our success and growth targets.

We realize that generating a revenue stream from the data center division will require time as we will need to construct the new data centers and then install the hardware and software before they are operational and start to generate revenue stream.

The data center industry has been evolving in recent years to accommodate hyper-scale cloud firms, cultivate eco-systems, and fulfill new demands arising from technologies such as A.I. and IoT.

With growing requirements for cloud services, as well as the storage and processing of data, 2021 is experiencing an increasing demand across the global services and multi-tenant datacenter (MTDC) industry. Meeting this demand is becoming increasingly complex and challenging for the current providers trying to cope with the technological development and increasing demand for processing power and high-performance computing capabilities.

Enterprises now realize the value that comes with having so many integral services located within one provider or in one datacenter and are increasingly considering co-location as a way to access multi-services and multi-cloud architectures. These dynamics (cloud, service provider, and enterprise demand) generate significant demand for highly scalable data centers capable of meeting the needs and offering customers a secure and reliable environment to manage their data.

Looking beyond 2021, continued adoption of the cloud, the rise of IoT, and the massive amounts of data to be created, processed, and stored will continue to create demand for data center space, data center suppliers, and service and network providers.

We launched market research to identify the market segment that has potential growth and where current market providers have a challenge in meeting the market needs. Our study took a holistic approach to look at the demand for data center services and which services that have greater growth potential and looked at the industries driving such demand to ensure that we meet these industry-specific requirements. As data centers consume significate energy to operate, we also studied different approaches to improve power consumption and use sustainable green energy that has a low impact on the environment.

STRENGTHS

We believe we are the only organization that has both understood the data challenge as well as architected an end-to-end solution to address it effectively. The unique value of our company comes from its holistic and integrated approach to address data via:

•

modern housing via data center

•

safe keeping via cyber security and blockchain

•

cloud as a solution rather than a product delivers a higher abstraction layer

•

efficient and sustainable cost model supported by green energy and crypto mining

HIGH-LEVEL MARKET SIZE FORECAST

The research shows that the traditional Data Centers market has a potential growth for the three market segments in the next five years to exceed $560 billion.

Cloud Computing Market

•

Cloud Computing Market is expected to reach $383,789 US dollars by the end of 2026.

•

Compound Annual Growth Rate CAGR of 29.2% during 2021-2026.

Data Center Co Location Market

•

The global Data Center Colocation market size is expected to gain market growth and expected to reach USD 46 Billion by 2025.

•

Compound Annual Growth Rate (CAGR) of 14.2%

Cloud Storage Market

•

The global cloud storage market is projected to grow from USD 50.1 billion in 2020 to USD 137.3 billion by 2025

•

Compound Annual Growth Rate (CAGR) of 22.3%

Growth Drivers

•

Increasing demand for Cloud service and the high adoption of cloud storage

•

Growth in Co-location services

•

Traditional data centers' limited ability to meet the increasing demand for extensive processing power needed for new technologies.

The second part of the forecast for new domains of Data Centers business that will experience significant growth and high level of adoptions.

Blockchain As A Service

•

Fortune Business Insights recently revealed that the BAAS sector is set to reach a valuation of almost USD 25 billion by 2027, from USD 1.9 billion recorded in 2019.

•

An impressive compound annual growth rate (CAGR) of 39.5% during the forecast period (2020-2027).

•

According to the same report, the retail and e-commerce segment is expected to adopt BAAS solutions and register the highest growth rate during the forecast period.

GPU As A Service

•

The GPU as a Service market is projected to exhibit an accelerated growth between 2019 and 2025 due to the growing crypto mining.

•

The surging cloud gaming market across various regions. The increasing demand for 3D rendering.

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Architectural design services in the real-estate sector to represent 3D animated designs of the infrastructure and attract investors and customers is supporting market growth.

•

The increasing need for environmental modeling, molecular, and biotechnological analysis using data analysis and predictive analysis drives the market growth.

TARGET MARKET

Market Size & Segments

Zeuus Data Center are designed to cater for the most sophisticated requirements of computing power our products and services are tailored to meet the industries and market segments that demand such capabilities. while we target specific vertical industries requirements, we offer cross industry services that are nit industry specific such as co-location services.

Blockchain as A Service market segment is a cross-industry market that offer valuable services to different industries

MARKETING PLAN

Our strategic vision to build an eco-system to help customers safely host and process their business transactions and securing their data. Our business design revolves around offering customer a fast and reliable information technology infrastructure and solutions that are efficient and at the same time is environmentally friendly.

Our ecosystem consists of many domains to empower customers to benefit from the high level of adaption of the digital economy and to remove the complexity of the use of advanced technology.

Our objectives on the short term to promote and expand our eco-system concepts and have more participants subscribing to the vision of the company through full or partial acquisition and building a strategic allegiance with companies that contribute to executing the ecosystem building and enable us to realize our objectives.

Our marketing strategy is driven from our strategic objectives with three strategic threads:

• Enterprise Customers

• Wholesales Data Center Users

• Strategic Alliances

Stream 1. Enterprise Customer Marketing Plan Highlights

The first element of the marketing plan is aiming to increase our current revenue stream of the SolaaS division and develop new solutions to target new customer segments and enhance the current products to address the needs of new geographies, especially in the Arabian Gulf countries, as we are already serving prominent customers in UAE.

The second phase of the enterprise marketing plan targets large businesses for co-location and cloud hosting solutions. This plan will start executing before six months from the target date of launching datacenter services.

Stream 2. Wholesale Data Center

The second strategic thread of the marketing plan's focuses on wholesale datacenter offering. Our wholesale data center offering constitutes turnkey space that is move-in ready with UPS-backed power and cooling infrastructure designed to meet the most demanding server power densities in the industry. Our target potential customers include international carriers, co-location and cloud service providers, and large enterprises.

Stream 3. Strategic Alliances Plan

The partnerships are key ingredient in our business philosophy.  We are developing important relationships with information technology infrastructure suppliers and key providers of datacenter services. We also engage in funding startups in the related services, predominantly in the green energy domain.

MARKET

Growing Sustainable Opportunity

Based on comprehensive research reports by Date Center News, IDC, Gartner Group, Forrester Research and Blockchain Research Institute the selected business scope area of ZEUUS will be experiencing sustainable growth opportunities over the next 5 years and beyond. These key scope areas include:

•

Data Center

•

Artificial Intelligence

•

Cyber Security

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Crypto Mining

•

Blockchain

•

Sustainable Green Energy

Our four divisions are designed to synergistically address these key market opportunities. They are as follows:

•

ZEUUS Data Centers will focus on delivering modern and modular state of the art data centers, safe, efficient, and cost effective.

•

ZEUUS Cyber Security, will focus on data protection both inside and outside the data centers of Zeuus by providing end-to-end continuous cyber security.

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ZEUUS SOLAAS (Solution-As-A-Service) will focus on delivering modern configurable solution with ready market business focused approach. Two key examples include secure cloud meetings and blockchain as a business solution to protect and deliver data transparency.

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ZEUUS Energy will focus on carbon neutral efficient electrical energy generation based on the power of water, wind and sun as well as data center cooling technologies (such as innovative immersive cooling with low power usage effectiveness).

By combining the power of our four division, we believe we can deliver cost effective sustainable solutions with ongoing growth.

We realize the market potential and the opportunities exist in the data center industry considering the market forecast for the next 10 years in different segments the company decide to direct its major investment in creating intelligent data center that are using modern technologies and green energy to offer the market a stat of the art data centers as a main foundation for its complete eco- system to support, the ever increasing needs for reliable and secure data hosting facilities across multiple locations across the world.

Our data centers adopt innovations such as data analytics, management software, multisite resiliency, prefabrication, liquid cooling and open source architectures in order to create intelligent, connected and flexible data centers design to be able to respond more rapidly and successfully to technical change and customer requirements.

We are to deliver large scale, build-to-suit wholesale data center solutions as well as private vaults, dedicated cages, and multi-rack deployments

ZEUUS DATA CENTERS PRODUCT OFFERING

We offer customers a comprehensive set of solutions and services designed to meet various demands of businesses ranging from simple co-location service to complex high-performance computing required for sophisticated computing requirements such as A.I. applications.

The following diagram shows the leading products and service offering for our data centers division.

Cloud Services

We offer customers multiple levels of cloud services ranging from simple IAAS to the complete solution that offer the customers full services of deploying their business services and implement their solution giving the customers a turnkey solution for their business needs.

IAAS Service offering

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Infrastructure as a Service (IaaS) is a cloud computing service where enterprises rent or lease servers for compute and storage in the cloud. Users can run any operating system or applications on the rented servers without the maintenance and operating costs of those servers. We offer customers multiple options for IAAS that offer the following benefits to our clients:

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Continuity and disaster recovery — Cloud service in different locations allows access to applications and data during a disaster or outage.

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Faster scaling — Quickly scale up and down resources according to application demand in all categories of cloud computing.

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Core focus — IaaS allows enterprises to focus more on core business activities instead of I.T. infrastructure and computing resources.

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Increase stability, reliability, and supportability. With IaaS there is no need to maintain and upgrade software and hardware or troubleshoot equipment problems. We assure that infrastructure is reliable and meets SLAs.

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Better security. With IaaS, data are protected and secure as part of the highest security level for applications and data that may be better than what can attain in-house.

Customers use a graphical interface to change the infrastructure as needed. The infrastructure can also be accessed through an API key — so new servers are brought online as part of automation when needed.

Customers may use our IaaS services in many business scenarios such as:

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High-performance computing. High-performance computing (HPC) on supercomputers, computer grids, or computer clusters helps solve complex problems involving millions of variables or calculations. Examples include financial modeling and evaluating product designs.

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Test and development. IaaS makes it quick and economical to scale up development-test environments up and down.

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Website hosting. Running websites using IaaS can be less expensive than traditional web hosting.

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Storage, backup, and recovery. Organizations avoid the capital outlay for storage and complexity of storage management. IaaS is useful for handling unpredictable demand and steadily growing storage needs. It can also simplify the planning and management of backup and recovery systems.

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Web apps. IaaS provides all the infrastructure to support web apps, including storage, web and application servers, and networking resources. Organizations can quickly deploy web apps on IaaS and easily scale infrastructure up and down when demand for the apps is unpredictable.

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Big data analysis. Big Data is a popular term for massive data sets that contain potentially valuable patterns, trends, and associations. Mining data sets to locate or tease out these hidden patterns requires a huge amount of processing power, which IaaS economically provides.

Platform as a Service (PaaS) Service offering

Platform as a service (PaaS) is the second cloud computing offering from Zeuus Data Centers, that provides users with a cloud environment in which they can develop, manage, and deliver applications. In addition to storage and other computing resources, users are able to use a suite of prebuilt tools to develop, customize and test their own applications.

Key features:

•

PaaS provides a platform with tools to test, develop and host applications in the same environment.

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Enables organizations to focus on development without having to worry about underlying infrastructure.

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Providers manage security, operating systems, server software and backups.

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Facilitates collaborative work even if teams work remotely.

PaaS delivers the infrastructure and middleware components that enable developers, I.T. administrators, and end users to build, integrate, migrate, deploy, secure, and manage mobile and web applications. To aid productivity, PaaS offers ready-to-use programming components that allow developers to build new capabilities into their applications, including innovative technologies such as artificial intelligence (A.I.), chatbots, Blockchain, and the Internet of Things (IoT).

The following are some specific advantages organizations can realize from utilizing PaaS:

•

Faster time to market: With PaaS, there is no need to purchase and install the hardware and software that you will use to build and maintain your application development platform, and no need for development teams to wait while you do this. You simply tap into Zeuus cloud PaaS resources and begin developing immediately.

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Faster, easier, less-risky adoption of a broader range of resources: PaaS platforms typically include access to a greater variety of choices up and down the application development stack—operating systems, middleware, and databases, and tools such as code libraries and app components—than you can affordably or practically maintain on-premises. It also lets you test new operating systems, languages, and tools without risk—that is, without having to invest in the infrastructure required to run them.

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Easy, cost-effective scalability: If an application developed and hosted on-premises starts getting more traffic, you will need to purchase more computing, storage, and even network hardware to meet the demand, which you may not be able to do quickly enough and can be wasteful (since you typically purchase more than you need). With PaaS, you can scale on-demand by purchasing just the amount of additional capacity you need.

•

Lower costs: Because there is no infrastructure to build, the upfront costs are lower. Prices are also lower and more predictable because PaaS services are charged based on usage.

SaaS - Software As A Service Offering

Software as a service (SaaS) offering is another cloud service offered by Zeuus Data centers division to allow users to connect to and use cloud-based apps over the Internet.

Zeuus SaaS provides a complete software solution that customers purchase on a pay-as-you-go basis. All of the underlying infrastructure, middleware, app software, and app data are located in the Zeuus data centers allowing organizations to get up and running quickly with an app, at minimal upfront cost.

Zeuus Data Center Division offers multiple business solutions and establishes partnerships with many cloud applications to expand its service portfolio.

Co-location services

Organizations can rent space to host their data. Zeuus Data Centers provide the space and networking equipment to connect an organization to service providers at a minimal cost. Businesses can rent to meet varying needs – from a server rack to a complete purpose-built module. The scalability of such facilities provides the business the benefits of a data center without the high cost associated with a high level of availability and redundancy if customers hosted on its premises.

We provide the customer with ready-made cages that offer extra security and comfort for your equipment. Isolated from any shared areas and available in a variety of sizes depending on your needs. Cabinets offer the efficiency and economic benefits of shared space within a secure enclosure in which you can place active servers or electronics.

Key benefits of co-location:

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100% Uptime SLA ensures resilient infrastructure

•

Flexible and consistent global configurations

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Extensive security and compliance controls

•

Local and global interconnection

•

Global Eco-system of cloud and networks

Blockchain As A Service (BAAS)

Blockchain-as-a-service (BaaS) BaaS is based on the software as a service (SaaS) model and works in a similar fashion. It allows customers to leverage cloud-based solutions to build, host, and operate their blockchain apps and related functions on the blockchain.

Blockchain-as-a-service enables companies to use blockchain without having to get into the intricacies of implementation. BAAS has excellent potential in almost all types of business transactions and industries.

Crypto Mining

We offer an extensive facility for Crypto mining, allowing the customer to participate in cryptocurrency mining; the customer may choose hosted mining where the customer purchases or leases mining hardware from Zeuus Data Center, or leased hash power, which is a common option for cryptocurrencies other than bitcoin.

GPU As a Service

Graphics processing unit (GPU)-as-a-service industry helps in delivering enhanced images, including optical effects, seamless motion, and intricate shapes at a faster pace. The market is booming due to increase in demand for visual effects in gaming and entertainment applications. Also, the improved performance and functionality of the GPU have made them coprocessors for the computation, fostering the market growth.

Interconnection

We, in partnership with IPTP Networks, are offering internet access and connectivity services. Operating a privately owned, redundant Ethernet Over Multiprotocol Label Switching (EoMPLS) network, it establishes secure connectivity across Europe, Asia, Russia, Africa, Oceania, and the Americas. With more than 225 points of presence in 36 countries supported by terabits per second (Tbps) of network capacity.

Zeuus Cyber Security

The Cyber Security Division is centered around several key offerings, they are as follows:

•

Biometric Identity Management

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Secure Gateway Access

•

Unified Threat Management (UTM)

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Backup & Disaster Recovery

•

Blockchain Data Protection

Biometric Identity Management

This solution provides a cloud-based, biometrically enabled, A.I. driven identity management. Protecting data without passwords is a new way to deliver effective and safe identity management services.

Secure Gateway Access

Data needs to be protected at the source. The best way to do this is to offer end-to-end data protection. This is achieved by using a secure gateway access at the customer premises and sources of data collection combined with the cloud security inside the data centers.

Unified Threat Management (UTM)

Unified Threat Management (UTM) is an approach to information security where a single hardware or software installation provides multiple security functions. UTM appliance includes the following key functions: antivirus, anti-spyware, anti-spam, network firewalling, intrusion detection and prevention, content filtering and data leak prevention. This provides end to end full data protection. UTM Appliance and also run in a Virtual Machine allowing for the full protection of the customer hosted cloud services such as: IaaS, PaaS, SaaS, and SolAAS.

Backup & Disaster Recovery

A comprehensive data protection and safekeeping requires the elements of backup and disaster recovery. We offer an end to end backup services as well as disaster recovery services to allow a customer to continue operating their critical processes and data in the event of a critical disaster.

Blockchain Data Protection

The latest technology used in effective data protection comes from using a decentralized approach to this protection by using Blockchain. The enterprise blockchain as a service allows to offer complete decentralized data protection.

ZEUUS SolAAS - Solution As a Service Offering

ZEUUS SolAAS division is the application and services arm that helps customers throughout their cloud journey, offering customers the convenience of a complete solution to fulfill their objectives rather than features and functions.

ZEUUS SolAAS is specialized in integrating technologies of various industries, to create a solution at provide customers with the optimum experience. The symbiosis between experience and technology enables us to transform knowledge and science into real-life digital solutions.

ZEUUS SolAAS developed cloud-based solutions that are designed to address the current market needs for remote meetings and social destining control, and more applications are being developed for specific industries

Three of our solutions are being deployed as cloud services:

ZEUUS Energy

ZEUUS Energy is our division that specializes in generating power for a sustainable resource with zero carbon footprint.

We recently opened our Research and Development facility in Kotor, Montenegro. This State of the Art facility will design, develop and test new technologies and prepare them for the commercial market. We currently have 2 unique patent pending technologies being prototyped and believe that we are ready for commercialization in the 4th Quarter of 2021.

ZEUUS Energy was formed to assist ZEUUS Data Centers in its global strategy of hyperscale and edge data centers. The company is very cognizant of the fact that we need to drive down the cost of energy usage, and well as implement and develop the use of green sustainable energy.

ZEUUS Energy will also act as an energy wholesaler purchasing electricity from existing suppliers at preferred bulk pricing and on selling it back to the various grids. As well as our own new wind technologies, the company will also look to develop, acquire and partner with other technologies such as: solar, nuclear, hydro, and battery cell technologies.

ZEUUS Energy has secured the rights to an exciting new and innovative wind technology that will see vast improvements on the current technologies available in the market today. This innovative wind power using a uniquely designed wind turbine with the concentration of wind stream. the unique advantage of this new technology:

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The ability to generate power with relatively mild wind speed around 4 m/s (Meters per Second), considering that most of Europe and US have an average annual wind speed of 2.5- 4 m/s, this innovation is a clear breakthrough compared with the traditional wind turbans that require an average wind speed of 10-15 m/s.

•

Initial test results indicate that a fully functioning wind turbine 10 meters high and 7 meters wide. The rated design power of this unit is 25,000 watts at a wind speed of 4 m/s, and the maximum power is 600,000 watts (0.6 megawatts) at a wind speed of 12 m/s.

•

This wind turbine will be able to operate efficiently and safely at wind speeds up to 60 m/s.

The new technology initial test results shows improvements in many operational and efficiency compared with the existing technologies:

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5 – 10 X improvement in efficiency

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5 – 10 X improvement on lowering the cost of infrastructure

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A Drastic reduction in the size, and in fact environmental impact

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5 – 10 X improvement on efficiency guaranteed uptime

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5 – 10 X improvement on reduction of breakdowns

•

5 – 10 X improvement on efficiency on maintenance costs

OPERATIONS

Locations & Facilities

Our head office is based in the state of New York, with plan to build large scale data centers across the 5 contents and operations and have offices in other selected countries.

We plan to set up five data centers, starting with Montenegro as a hyper- scale data center for Europe and a second data center in Russia with target to deploy the service early 2022, followed by Kuwait, Colorado then Australia before end of 2022.

We already have an office in Dubai, UAE, and plan to establish another branch in Abu Dhabi, UAE to meet the increasing demand of our services and ensuring fast response to our customer base. As part of strengthening our presence in the Arabic gulf, we are taking steps to establish branch offices in Saudi Arabia and Kuwait.

We are currently negotiating the acquisition of a leading cyber security start up in Israel and an established company for security devices in Germany.

TECHNOLOGY

The key technologies we anticipate to be used in Zeuus Data Centers include:

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Latest Cyber Security

o

UTM Integration

o

SOC Integration

o

Incident Response

o

Blockchain Protection

o

End to End Encryption

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Enhanced Physical Security

o

Sub Terrain

o

Dual Perimiter

o

Biometric Access

o

24x7x365 Monitoring

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Green Technology

o

Wind

o

Solar

o

Immersive Cooling

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Modular Deployment

o

Modular

o

Container

o

Incremental

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Fully Redundant Telecommunications

o

Dual Provider

o

Satellite Teleport facility

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Multi-Purpose Data Center

o

Colocation

o

Cloud

o

Crypto Mining

o

 Secure

o

Hyper Scalers

MILESTONES

The following are the critical milestones for the Data Centers deployment project:

COMPETITION

We believe once we have established our infrastructure and software that we will compete favorably based on the following competitive factors:

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ability to provide and innovate around an architecture that is purpose-built for the cloud;

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ability to ingest diverse data types efficiently and seamlessly in one location at scale;

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ability to drive business value and return on investment;

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ability to support multiple use cases in one platform;

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ability to provide seamless and secure access of data to many users simultaneously;

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ability to seamlessly and securely share and move data across public clouds or regions;

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ability to provide a consistent user experience across multiple public cloud providers;

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ability to provide pricing transparency and optimized price-performance benefits;

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ability to elastically scale up and scale down in high intensity use cases;

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ease of deployment, implementation, and use;

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performance, scalability, and reliability;

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security and governance; and

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quality of service and customer satisfaction.

Notwithstanding, the markets in which we operate are rapidly evolving and highly competitive. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:

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large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;

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less-established public and private cloud companies with products that compete in some of our markets;

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other established vendors of legacy database solutions or big data offerings; and

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new or emerging entrants seeking to develop competing technologies.

Our key competitors in the following key business areas are:

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Data Center

o

Azure

o

GCP

o

Equinix

o

AWS

o

Digital Realty

o

China Telecom

o

NTT Communications

o

Telehouse/KDDI

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Cyber Security

o

CISCO

o

Symantec

o

MacAfee

o

Palo Alto

o

Crowd Strike

o

Dark Trace

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Business Cloud Solutions

o

Sales Force

o

Zoom

o

Microsoft Azure

o

Google

o

Kamatera

o

Rackspace

o

IBM Cloud

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Energy

o

Jinko Solar

o

First Solar

o

Vestas Wind Systems

o

Brookfield Renewable Partners LP

o

Canadian Solar Inc.

We will compete based on various factors, including price, performance, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security, and compatibility with existing standards. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices.

We currently only initially plan to offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. We anticipate a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

GOVERNMENT REGULATION

We believe that we are in material compliance with all federal and state regulatory requirements applicable to our business, however regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Furthermore, our customers and potential customers conduct business in a variety of industries, and regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business; and Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business. These include the requirement to obtain business licenses and certifications, and other such legal requirements, regulations and administrative practices required of businesses in general. The foregoing regulatory matters may also be applicable to any of our collaborative partners or licensees. In addition, we are currently or potentially subject to laws and regulations affecting our operations in a number of areas, including data privacy requirements, intellectual property ownership and infringement, and security. We cannot predict the impact, if any, that future internet or IoT-related regulation or regulatory changes might have on our business. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices.

Cloud Computing & Data Regulations

Our potential customers conduct business in a variety of industries, including manufacturing, automotive, agriculture, retail, transportation and logistics, healthcare and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Further, in some cases, industry-specific laws, regionally specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations, and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. We may in the future be subject to litigation containing allegations that one of our customers violated an industry-specific law. A determination that we violated such a law could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

Privacy Regulations

Regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Although currently focused primarily on consumer personal data, domestic data privacy laws, such as the California Consumer Privacy Act (“CCPA”) effective January 2020, could continue to evolve and expose us to regulatory burdens. Further, data privacy laws and regulations, such as the European Union’s (“EU”) General Data Protection Regulation that took effect in May 2018, impose obligations on data controllers and data processors. Additionally, certain countries have passed or are considering passing laws requiring local data residency. New or proposed laws and regulations may require us to make additional changes to our services to enable us or our customers to meet new legal requirements and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations may be inconsistent among jurisdictions. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close transactions, any of which could harm our business.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally.

Our potential customers may expect us to meet voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain potential customers and could harm our business. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our potential customers or our potential customers’ customers to resist providing the data necessary to allow our potential customers to use our services effectively. Even the perception that the privacy of personal information or the security of enterprise information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as trade disputes, new or increased tariffs, or changes to fiscal and monetary policy can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Moreover, these conditions can affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our IoT services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results.

Corporate History Overview

ZEUUS, Inc. was originally incorporated as Kriptech International Corp. and established under the corporation laws in the State of Nevada on March 20, 2016. The company commenced operations in the business of visa consultancy services. The Company has adopted September 30 fiscal year end.

On September 12, 2016, the Company issued of 1,000,000 shares of restricted common stock to Aleksandr Zausayev, our former secretary in consideration of $1,000. On December 27, 2016, the Company issued 7,000,000 shares of common stocks to our former president and former director, Mr.  Antontcev, at a price of $0.001 per share, for net proceeds of $7,000.

In July and August 2017, the Company issued 200,000 shares of its common stock at $0.01 per share for total proceeds of $2,000.

For the year ended September 30, 2018, the Company issued 2,330,000 shares of common stock at $0.01 per share for a proceed of $23,300.

On June 11, 2020, Meshal Al Mutawa, acquired control of 8,000,000 restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Anatolii Antontcev and Aleksandr Zausayev in exchange for $270,000 per the terms of a Stock Purchase Agreement by and amongst Mr. Al Mutawa, Mr. Zausayev and Mr. Antontcev.

On June 11, 2020, (i) Mr. Anatolii Antontcev resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director, and (ii) Aleksandr Zausayev resigned as the Secretary.

On June 11, 2020, Mr. Meshal Al Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On August 31, 2020, Bassam A.I. Al-Mutawa, acquired control of Eight Million (8,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Meshal Al Mutawa through an assignment via instruction letter to the Company’s transfer agent,  by and between Mr. Meshal Al Mutawa, and Mr. Bassam A.I. Al-Mutawa.

On August 31, 2020, Meshal Al Mutawa resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director.

On August 31, 2020, Mr. Bassam A.I. Al-Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On June 1, 2021, we issued 14,289 shares of our common stock to Andrei Seleznev, Nikolay Alekseev, and Ilia Alekseev (collectively, “Sellers”) under the terms of an Asset Purchase Agreement. The shares were valued at $800,000 based on the average of the closing price per share of our common stock for the 30 trading days prior to the effective date of the agreement.

On September 6, 2021, the Board increased the size of the Board by two persons, such that the Board now consists of three members. Also on September 6, 2021, the Board appointed Tommy Dunehew and Khamis Buharoon Al Shamsi as directors to fill the newly created Board vacancies. Each of the new directors will serve in such positions until their respective earlier death, resignation or removal.

On September 6, 2021, pursuant to the terms of a letter agreement (“Independent Director Agreement”) with Mr. Buharoon Al Shamsi, the Company issued 1,155 shares of Common Stock to Mr. Buharoon Al Shamsi ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

On September 6, 2021, pursuant to the terms of a letter agreement (“TD Independent Director Agreement”) with Mr. Dunehew, the Company issued 1,155 shares of Common Stock to Mr. Dunehew ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

Legal Proceedings

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business. To the knowledge of our management, there are no legal proceedings currently pending against us which we believe would have a material effect on our business, financial position or results of operations and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Employees

As of November 2, 2021, we have 6 full-time employees and no part time employees.

ITEM 8: DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 31 West 27th Street, 9th Floor, New York, New York 10001, where we lease approximately 2,000 rentable square feet of office space. This lease expires on June 1, 2023. Terms of the office lease provide for a base rent payment of $1,000 per month and a share of the buildings operating expenses such as taxes and maintenance of $250 per month. In addition, we have an office at Kotor Montenegro, where we lease approximately 7,500 rentable square feet of office and factory space. This lease expires on June 15, 2023. Terms of the office lease provide for a base rent payment of $4,000 per month and a share of the buildings operating expenses such as taxes and maintenance of $300 per month.

We plan to establish another branch in Abu Dhabi, United Arab Emirates to meet the increasing demand of our services and ensuring fast response to our customer base. As part of strengthening our presence in the Arabic gulf, we are taking steps to establish branch offices in Saudi Arabia and Kuwait.

We plan to set up five data centers, starting with Montenegro as a hyper-scale data center for Europe and a second data center in Russia with target to deploy the service early 2022, followed by Kuwait, Colorado and then Australia before end of 2022.

We believe that these facilities are adequate for our current and near-term future needs.

ITEM 9: MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with (i) ZEUUS, Inc. financial statements and related notes thereto, and (ii) the section entitled “Description of Business,” included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Offering Circular. As used in this section “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” unless otherwise indicated or the context requires, the terms “ZEUUS,” the “Company,” “we,” “our,” “ours” or “us” and other similar terms mean ZEUUS, Inc.

We offer customers an integrated set of products and services that enable customers to host and securely maintain their valuable and critical data.  We also provide customers with a comprehensive set of cybersecurity solutions and digital services applications.  We provide our products and services through the following four complimentary divisions:

•

ZEUUS Data Centers, a division focused on building and operating hyperscale and edge data centers in many countries to provide customers with access to latest technologies in data centers and related data center services such as co-location, cloud hosting, and blockchain services, including crypto mining.

•

ZEUUS Energy, a division dedicated for the development of wind energy products. We are seeking to commercialize 2 unique Patent pending technologies that offer an innovative solution for powering the home, right up to data centers with green energy.

•

ZEUUS Cyber Security, a division focused on cybersecurity and securing customer data hosted in Zeuus data centers ensuring customers can securely access their hosted data that are fully protected in Zeuus data centers.  ZEUUS Cyber Security delivers scalable cloud identity management services, blockchain services to protect data and a comprehensive set of integrated security devices to protect customers data at their own premises: filtering, virtual private networks (VPN), security email, content management, firewall, IDS and IPS services.

•

ZEUUS SOLAAS, a division specialized in digital services and enabling customers to enjoy turnkey solutions for cloud-based applications.

For the fiscal years ended September 30, 2020 and 2019, ZEUUS generated revenues of $0 and $10,900, respectively, and reported net losses of $53,496 and $10,464, respectively, and negative cash flows from operating activities of $56,858 and $9,667, respectively. For the nine months ended June 30, 2021, ZEUUS generated no revenues, reported a net loss of $180,839 and had negative cash flow from operating activities of $179,036. As noted in the financial statements of ZEUUS, as of June 30, 2021, ZEUUS had an accumulated deficit of $270,129. There is substantial doubt regarding the ability of ZEUUS to continue as a going concern as a result of its historical recurring losses and negative cash flows from operations as well as its dependence on private equity and financings. See “Risk Factors— ZEUUS has a history of operating losses and its management has concluded that factors raise substantial doubt about its ability to continue as a going concern and the auditor of ZEUUS has included explanatory paragraphs relating to its ability to continue as a going concern in its audit report for the fiscal years ended September 30, 2020 and 2019.”

Results of Operation

For the Three Months Ended June 30, 2021 Compared to the Three Months Ended June 30, 2020

Revenue

During the three months ended June 30, 2021 and 2020 we did not generate any revenue.

General and Administrative Expenses

During the three months ended June 30, 2021, we incurred $58,267 in general and administrative expenses (“G&A”) compared to $2,233 during the three months ended June 30, 2020, an increase of $56,034. The primary expenses in the current period were for consulting services and development expense.

Professional Fees

During the three months ended June 30, 2021, we incurred $19,175 in professional fees compared to $0 during the three months ended June 30, 2020. During the current period we incurred $5,400 for audit fees and $10,775 in legal fees and $3,000 for accounting fees.

Other income/expense

During the three months ended June 30, 2021, we incurred $1,980 of interest expense compared to $0 in the prior period. In the current period we are accruing interest on the loan from our CEO.

Net Loss

Our net loss for the three months ended June 30, 2021 was $79,422 compared to a net loss of $2,233 for the three months ended June 30, 2020. The increase in our net loss is due to our increased expenses as discussed above.

For the Nine Months Ended June 30, 2021 Compared to the Nine Months Ended June 30, 2020

Revenue

During the nine months ended June 30, 2021 and 2020 we did not generate any revenue.

General and Administrative Expenses

During the nine months ended June 30, 2021, we incurred $113,699 of G&A expense compared to $11,824 during the nine months ended June 30, 2020, an increase of $101,875. The primary expenses in the current period were for consulting services and development expense.

Professional Fees

During the nine months ended June 30, 2021, we incurred $65,139 in professional fees compared to $0 during the nine months ended June 30, 2020. During the current period we incurred $26,000 for audit fees, $5,000 of accounting expense and $34,139 in legal fees.

Other income/expense

During the nine months ended June 30, 2021, we incurred $3,624 of interest expense offset by $1,623 in interest income.

Net Loss

Our net loss for the nine months ended June 30, 2021 was $180,839 compared to a net loss of $11,824 for the nine months ended June 30, 2020. The increase in our net loss is due to our increased expenses as discussed above.

For the Year Ended September 30, 2020 Compared to the Year Ended September 30, 2019

Operating Revenues

During fiscal year ended September 30, 2019 we have generated $10,900 in revenue. During fiscal year ended September 30, 2020 we have not generated any revenue. The revenue decreased due to the change in business plan.

General and Administrative Expenses

For the year ended September 30, 2020, there were $53,496 in general and administrative expenses compared to $21,364 for the year ended September 30, 2019.  The primary expenses in 2020 were for professional services.

Net Loss

The net loss for the year ended September 30, 2020 was $53,496 compared to $10,464 for the year ended September 30, 2019.

Liquidity and Capital Resources

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. Since its inception, the Company has been funded by related parties through capital investment and borrowing of funds.

For the Nine Months Ended June 30, 2021 Compared to the Nine Months Ended June 30, 2020

June 30, 2021, we had total current assets of $176,508, consisting primarily of cash. We had total current liabilities of $537,170 consisting mostly of loans from related parties.

Cash Flows from Operating Activities

For the nine months ended June 30, 2021, we used $179,036 of cash in operating activities compared to $11,376 for the nine months ended June 30, 2020.

Cash Flows from Investing Activities

During the nine months ended June 30, 2021, we issued a note receivable for $150,000, all of which has already been repaid. We also used $100,000 for the purchase of an intangible asset and $16,596 for office equipment.

Cash Flows from Financing Activities

We have financed our operations primarily from loans from related parties. For the nine months ended June 30, 2021, net cash provided by financing activities was $395,835. For the nine months ended June 30, 2020 net cash provided by financing activities was $11,268.

For the Year Ended September 30, 2020 Compared to the Year Ended September 30, 2019

At September 30, 2020, the Company had total current assets of $79,216 compared to $403 at September 30, 2019. Current assets consisted primarily of cash.  At September 30, 2020, the Company had total current liabilities of $135,206 compared to $2,897 at September 30, 2019. Current liabilities consisted primarily of the accrued expenses, due to related party. The increase in our current liabilities was attributed to the increase in amounts owed to related party.

We had negative working capital of $55,990 as of September 30, 2020.

Cash flow from Operating Activities

During the year ended September 30, 2020, cash used in operating activities was $56,858 compared to $9,667 for the year ended September 30, 2019. The increase in the amounts of cash used in operating activities was primarily due to the increase in general and administrative expenses of $32,132.

Cash flow from Financing Activities

For the year ended September 30, 2020, cash provided by financing activity was $132,111 compared to $0 provided during the year ended September 30, 2019.

Plan of Operations and Funding

We expect that working capital requirements will continue to be funded through a combination of our existing funds and further issuances of securities. Our working capital requirements are expected to increase in line with the growth of our business.

Existing working capital, further advances and debt instruments, and anticipated cash flow are expected to be adequate to fund our operations over the next six months. We have no lines of credit or other bank financing arrangements. Generally, we have financed operations to date through the proceeds of the private placement of equity and debt instruments. In connection with our business plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i) developmental expenses associated with a start-up business and (ii) marketing expenses. We intend to finance these expenses with further issuances of securities, and debt issuances. Thereafter, we expect we will need to raise additional capital and generate revenues to meet long-term operating requirements. Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences, or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Going Concern

We adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standard Codification (“ASC”) Topic 205-40, Presentation of Financial Statements – Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming that we will continue as a going concern. While the Company is attempting to generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. We will require additional cash funding to fund operations. Therefore, we concluded there was substantial doubt about the Company’s ability to continue as a going concern.  For these reasons, our auditors stated in their report on our audited financial statements that they have substantial doubt that we will be able to continue as a going concern without further financing.

To fund further operations, we will need to raise additional capital. We may obtain additional financing in the future through the issuance of its common stock, or through other equity or debt financings. Our ability to continue as a going concern or meet the minimum liquidity requirements in the future is dependent on its ability to raise significant additional capital, of which there can be no assurance. If the necessary financing is not obtained or achieved, we will likely be required to reduce its planned expenditures, which could have an adverse impact on the results of operations, financial condition and our ability to achieve its strategic objective. There can be no assurance that financing will be available on acceptable terms, or at all. The financial statements contain no adjustments for the outcome of these uncertainties. These factors raise substantial doubt about our ability to continue as a going concern and have a material adverse effect on our future financial results, financial position and cash flows.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934 reasonably likely to have a material effect on our financial condition.

 Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2021.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or

“GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our financial statements appearing elsewhere in this offering circular, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS

AND SIGNIFICANT EMPLOYEES

Board of Directors, Executive Officers and Significant Employees

Each director of the Board of Directors shall serve for a term ending on the date of the annual meeting of stockholders following the annual meeting of the stockholders at which such director was elected. Notwithstanding the foregoing, each director shall serve until his or her successor is elected and qualified or until his or her death, resignation or removal. Our officers are appointed by our Board to a term of one year and serve until their successors are duly appointed and qualified, or until the officer is removed from office. Our Board has no nominating, audit or compensation committees.

Set forth below is certain information concerning the directors and executive officers of the Company.

Name	Age	Position
Bassam A.I. Al-Mutawa (1)	56	President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary (Principal Executive, Financial and Accounting Officer)
Tommy Dunehew (2)	60	Director
Khamis Buharoon Al Shamsi (3)	57	Director

(1)

Mr. Bassam A.I. Al-Mutawa was appointed on August 31, 2020 to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

(2)

Mr. Tommy Dunehew, immediately after, and in connection with, his appointment as a director of the Company on September 6, 2021, Mr. Dunehew and the Company entered into a letter agreement (the “Dunehew Director Agreement”).  The Dunehew Director Agreement, also dated September 6, 2021, sets out the terms and conditions of Mr. Dunehew’s role as a director of the Company.

(3)

Mr. Khamis Buharoon Al Shamsi, immediately after, and in connection with, his appointment as a director of the Company on September 6, 2021, Mr. Buharoon Al Shamsi and the Company entered into letter agreement (the “Buharoon Al Shamsi Director Agreement”). The Buharoon Al Shamsi Director Agreement, also dated September 6, 2021, sets out the terms and conditions of Mr. Buharoon Al Shamsi’s role as a director of the Company.

Bassam A.I. Al-Mutawa, President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary

Mr. Bassam A.I. Al-Mutawa was appointed on August 31, 2020 to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.  Mr. Bassam A.I. Al-Mutawa is currently the Founder, CEO and Director of WorldWide Trust Group. where he has been the CEO since April 23, 1988. Mr. Al-Mutawa has also founded and currently is the CEO and Director of Al Mutawa Group Holding K.S.C, Contractors Buildings and Roads, Sahara Petroleum International, Bassam A. Al Mutawa for General Trading, Beneder Beach Resort Co., and Hasibat Information Technologies, where he has been able to build and grow these companies to have achieved over 125 billion (USD) in revenues since his founding and operating of them. Mr. Al-Mutawa has represented such brands as Boeing, Collins Aerospace, Knight Aerospace, Tatra, EADS,

Fincantieri, to name a few throughout his career. Bassam holds US State Department approvals as a registered broker of defense and aviation products, and currently operates his businesses out of offices in Kuwait, Abu Dhabi, UAE, New York and Los Angeles. Through his businesses he has been able to apply his Bachelor of Business Administration degree which he received from the University of Wisconsin. Mr. Al-Mutawa has extensive ties to the civil and defense industries in Kuwait. The Board of Directors believes that Mr. Al-Mutawa’s extensive business and financial experience as well as his leadership skills would be an invaluable asset to the Company and as such is pleased to have him as an Officer and Director of the Company.

Tommy Dunehew, Director

Tommy Dunehew was appointed as a member of the Company’s Board of Directors on September 6, 2021.  Mr. Dunehew has served as president of IT50 Global Defense Consulting, a sought-after advisor and consultant for complex military and commercial industry environments, as well as global enterprises, since 2021. Mr. Dunehew has led innovation and strategy in the defense and aircraft industry for over 30 years. Prior to joining IT50 Global Defense Consulting, he served as vice president of International Strategic Development and Industrial Partnerships for General Atomics Aeronautical Systems in San Diego, California since 2019.  Mr. Dunehew’s vast and varied experience includes almost 30 years at Boeing, serving in positions from director of operations up to vice president for international sales. During this time, he filled many high-impact roles, including liaising with the U.S. Department of Defense, designing and executing multibillion-dollar contracts, and leading the end-to-end operations of Boeing’s $5 billion international operations. In this role, Mr. Dunehew consulted with both leadership and key stakeholders to define goals and shape global campaigns, as well as collaborative partnerships. He led the way to continuing innovation by capturing high-value partnerships, as well as seeking and facilitating partnerships with key industrial leaders. Mr. Dunehew has worked with the U.S. Air Force, Navy, Army, Marine Corps and dozens of nations across the globe.  Mr. Dunehew strengths and experience have led to him being a sought-after leader when it comes to strategy, development, and high-value partnerships. He Tommy has an Executive Masters Degree in Business Administration from Pepperdine University and a Bachelor of Science Degree in aeronautics from Embry-Riddle University. He also served in the U.S. Airforce for 14 years.

Khamis Buharoon Al Shamsi, Director

Buharoon Al Shamsi was appointed as a member of the Company’s Board of Directors on September 6, 2021.  Mr. Buharoon Al Shamsi runs a banking consultancy advisory service. Mr. Buharoon Al Shamsi spent 14 years at Abu Dhabi Islamic Bank, from 2007 to March 2021. During this time, he held many roles including managing director, member of the board of directors, vice-chairman of the board of directors, and acting CEO for two years. He most recently served as Vice Chairman of Abu Dhabi Islamic Bank. He has over 36 years of experience in banking, having acted as CEO, manager, and chairman of several boards, and has successfully led teams as the head of the settlements committee, member of the executive committee, and vice-chairman of the nominations and remuneration committee, among many other offices.  Before his time at Abu Dhabi Islamic Bank, Mr. Buharoon Al Shamsi served as CEO of Commercial Bank International for two years, during which time he contributed to the restructuring of the bank. His work at Commercial Bank International included acting as managing director for Commercial Bank Brokerage, as well as managing director for Takamul Real Estate.  Mr. Buharoon Al Shamsi is a certified public accountant and an auditor. He served as an auditor with the UAE Central Bank for 11 years.  Mr. Buharoon Al Shamsi is a sought-after advisor, having sat as chairman of committees including the Audit Committee at Agthia since 2020, a current seat at the Abu Dhabi National Takaful Company, Unifund Capital Financial Investment (UAE) from 2009 to 2017, and National Development Bank (Egypt) from 2007 to 2010, among others. He has also served as a member on many boards and executive committees in UAE, Dubai, Egypt, and London, among others.

Family Relationships

None.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●

Had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●

Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

Been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

Been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

Been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the

Committees

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our common stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

Director Independence

We have one independent directors (Khamis Buharoon Al Shamsi), as such term is defined in the listing standards of The NASDAQ Stock Market, at this time. The Company is not quoted on any exchange that requires director independence requirements.

Code of Ethics

We have not yet adopted a code of ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. We expect that we will adopt a code of ethics in the near future.

ITEM 11: COMPENSATION OF

DIRECTORS AND EXECUTIVE OFFICERS

No executive compensation was paid during fiscal years ended September 30, 2020 and 2019 to the officers and directors of the Company. However, the Company has entered into a letter agreement with Khamis Buharoon Al Shamsi (the “Independent Director Agreement”) and a letter agreement with Tommy Dunehew (the “TD Independent Director Agreement”).

Director Agreement

Pursuant to the terms of the Independent Director Agreement, Mr. Buharoon Al Shamsi agreed to serve as a member of the Board until September 6, 2022. Unless his appointment is renewed prior to September 6, 2022, Mr. Buharoon Al Shamsi agreed to resign immediately as a member of the Board. Notwithstanding any other provisions of the Independent Director Agreement, however, his appointment may be terminated at any time by the Company in accordance with the Company’s organizational documents and applicable provisions of the law. In exchange for Mr. Buharoon Al Shamsi’s services as a director, the Company issued 1,155 shares of Common Stock to Mr. Buharoon Al Shamsi ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021) pursuant to the terms of the Independent Director Agreement.

Pursuant to the terms of the TD Independent Director Agreement, Mr. Dunehew agreed to serve as a member of the Board until September 6, 2022. Unless his appointment is renewed prior to September 6, 2022, Mr. Dunehew agreed to resign immediately as a member of the Board. Notwithstanding any other provisions of the TD Independent Director Agreement, however, his appointment may be terminated at any time by the Company in accordance with the Company’s organizational documents and applicable provisions of the law. In exchange for Mr. Dunehew’s services as a director, the Company issued 1,155 shares of Common Stock to Mr. Dunehew ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021) pursuant to the terms of the TD Independent Director Agreement.

Employment Agreements

There are no current employment agreements between the company and its officer.

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Compensatory Plans

As of September 30, 2020, we had no pension plans or compensatory plans or other arrangements which provide compensation in the event of a termination of employment or a change in our control.

Outstanding Equity Awards at September 30, 2020

None of our executive officers and directors had any outstanding equity awards at September 30, 2020.

Compensation Plans

We have not adopted any compensation plan to provide for future compensation of any of our directors or executive officers other than the compensation due to Buharoon Al Shamsi pursuant the Independent Director Agreement and to Tommy Dunehew pursuant to the TD Independent Director Agreement disclosed above.

Director Compensation

Historically, the Company’s directors had not received compensation for their service. However, the Company recently entered into the Independent Director Agreement and the TD Independent Director Agreement (described above), pursuant to which our independent directors, Buharoon Al Shamsi and Tommy Dunehew, of the Company receive compensation. Our corporate governance committee will review and make recommendations to the board regarding compensation of directors, including equity-based plans. We will reimburse our non-employee directors for reasonable travel expenses incurred in attending board and committee meetings. We also intend to allow our non-employee directors to participate in any equity compensation plans that we adopt in the future.

Executive Compensation Philosophy

Our Board determines the compensation given to our executive officers in their sole determination. Our Board reserves the right to pay our executives or any future executives a salary, and/or issue them shares of stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock-based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, the Board reserves the right to grant performance base stock options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board may grant incentive bonuses to our executive officers and/or future executive officers in its sole discretion, if the Board believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue and profits we are able to generate each month, both of which are a direct result of the actions and ability of such executives.

Long-Term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executives and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board, which we do not currently have any immediate plans to award.

ITEM 12: SECURITY OWNERSHIP OF

MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at November 2, 2021, as adjusted to reflect the sale of 1,500,000 shares of our common stock in this offering, assuming the Maximum Offering Amount is sold, for:

●	each person known to us to be the beneficial owner of more than 10% of our common stock;

●	each named executive officer;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of ZEUUS, Inc., 31 West 27th Street, 9th Floor, New York, New York 10001. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

	Shares Beneficially Owned Prior to the Offering (1)	Percentage of Shares Beneficially Owned(2)
		Before Offering		After Offering (6)
Name of Beneficial Owner
Named Executive Officers and Directors:
Bassam A.I. Al-Mutawa (3)	8,000,000	75.85%		66.41%
Tommy Dunehew (4)	1,255	*	%	*	%
Khamis Buharoon Al Shamsi (5)	1,155	*	%	*	%
All named executive officers and directors as a group (3 persons)	8,002,410	75.88%		66.43%
10% Stockholders:
Fortis Business Holdings, Inc.(3)

*less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2) Based on 10,546,599 shares of the Company’s common stock issued and outstanding as of November 2, 2021.

(3) Mr. Bassam A.I. Al-Mutawa is the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary and a member of the Company’s Board of Directors. Mr. Bassam A.I. Al-Mutawa has the power to vote and control the shares held by Fortis Business Holdings, Inc.

(4) Mr. Tommy Dunehew is a member of the Company’s Board of Directors. Pursuant to the TD Independent Director Agreement, the Company issued 1,155 shares of Common Stock to Mr. Dunehew ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

(5) Mr. Khamis Buharoon Al Shamsi is an independent member of the Company’s Board of Directors. Pursuant to the Independent Director Agreement, the Company issued 1,155 shares of Common Stock to Mr. Buharoon Al Shamsi ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021).

(6) Assumes the sale of all 1,500,000 shares of our common stock in this offering.

ITEM 13: INTEREST OF MANAGEMENT AND

OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since October 1, 2019, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of their total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Related Party Transactions of ZEUUS, Inc.

Stock Purchase Agreement and Assignment

On June 11, 2020, Meshal Al Mutawa, our former chief executive officer, acquired control of 8,000,000 restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Anatolii Antontcev and Aleksandr Zausayev in exchange for $270,000 per the terms of a Stock Purchase Agreement by and amongst Mr. Al Mutawa, Mr. Zausayev and Mr. Antontcev.

On August 31, 2020, Bassam A.I. Al-Mutawa, our current chief executive officer, acquired control of Eight Million (8,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Meshal Al Mutawa through an assignment via instruction letter to the Company’s transfer agent,  by and between Mr. Meshal Al Mutawa, and Mr. Bassam A.I. Al-Mutawa.

Independent Director Agreement

The Company entered into a letter agreement (“Independent Director Agreement”) with Mr. Buharoon Al Shamsi on September 6, 2021. Pursuant to the terms of the Independent Director Agreement, Mr. Buharoon Al Shamsi agreed to serve as a member of the Board until September 6, 2022. Unless his appointment is renewed prior to September 6, 2022, Mr. Buharoon Al Shamsi agreed to resign immediately as a member of the Board. Notwithstanding any other provisions of the Independent Director Agreement, however, his appointment may be terminated at any time by the Company in accordance with the Company’s organizational documents and applicable provisions of the law. In exchange for Mr. Buharoon Al Shamsi’s services as a director, the Company issued 1,155 shares of Common Stock to Mr. Buharoon Al Shamsi ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021) pursuant to the terms of the Independent Director Agreement.

Pursuant to the terms of the TD Independent Director Agreement, Mr. Dunehew agreed to serve as a member of the Board until September 6, 2022. Unless his appointment is renewed prior to September 6, 2022, Mr. Dunehew agreed to resign immediately as a member of the Board. Notwithstanding any other provisions of the TD Independent Director Agreement, however, his appointment may be terminated at any time by the Company in accordance with the Company’s organizational documents and applicable provisions of the law. In exchange for Mr. Dunehew’s services as a director, the Company issued 1,155 shares of Common Stock to Mr. Dunehew ($75,000 worth of shares of Common Stock at the current market value as per the end of trading day of September 6, 2021) pursuant to the terms of the TD Independent Director Agreement.

Policy for Approval of Related Party Transactions

We have adopted a written policy relating to the approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) $120,000 in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee (or the full Board of Directors, in the absence of an audit committee) will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee (or the Board of Directors, as the case may be) believes the relationship underlying the transaction to be in the best interests of the Company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee (or the Board of Directors, as the case may be) each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee (or the Board of Directors, as the case may be) approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Director Independence

We have one independent director (Buharoon Al Shamsi), as such term is defined in the listing standards of The NASDAQ Stock Market, at this time. The Company is not quoted on any exchange that requires director independence requirements.

ITEM 14: SECURITIES BEING OFFERED

General

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share. As of November 2, 2021, there are 10,546,599 shares of common stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of our preferred stock outstanding at the time, for as long as such stock is outstanding, the holders of our common stock are entitled to receive ratably any dividends as may be declared by our Board of Directors out of funds legally available for dividends. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Warrants

There are currently no warrants outstanding.

Options

There are currently no options outstanding.

Anti-Takeover Effects of Certain Provisions of Our Bylaws

Provisions of our bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Shareholders. Our bylaws provide that special meetings of the shareholders may be called only by the Board or committee of the Board.

Removal of Directors. Our Bylaws provided that any director may be removed from office only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors.

Amendment of Bylaws. Our Bylaws, may be adopted, amended or repealed, and new bylaws made, by the Board of Directors of the Company, but the stockholders of the Company may make additional bylaws and may alter and repeal any bylaws, whether adopted by them or otherwise, by affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote upon the election of directors.

Indemnification of Directors and Officers

Our Bylaws provide for the indemnification of our officers and directors to the fullest extent permitted by the laws of the State of Nevada and may, if and to the extent authorized by our Board of Directors, so indemnify our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Our Bylaws provide that none of our directors or officers shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director or officer provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or the unlawful payment of dividends. Limitations on liability provided for in our Bylaws do not restrict the availability of non-monetary remedies and do not affect a director’s responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our shareholders.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Transfer Agent

VStock Transfer, LLC (“Transfer Agent”) is our transfer agent and registrar. The Transfer Agent’s address is at 18 Lafayette Place, Woodmere, New York 11598  and its telephone number is (212) 828-8436.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible for Future Sale

Immediately prior to this offering, there was little to no trading activity in our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Rule 144

Some of our stockholders will be forced to hold their shares of our common stock for at least a six-month period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax consequences generally applicable to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a “capital asset” within the meaning of the Code. This discussion is based on currently existing provisions of the Code, applicable United States Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the United States Internal Revenue Service (the “IRS”) all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, United States expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local, or foreign tax or United States federal estate or alternative minimum tax consequences relating to the ownership and disposition of our common stock. Prospective investors should consult their tax advisors regarding the United States federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity or arrangement taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	any entity or arrangement treated as a partnership for United States federal income tax purposes;

●	an estate the income of which is subject to United States federal income tax regardless of its source; or

●

a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the United States federal income tax consequences of an investment in our common stock.

You should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions on Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our stock. If we do make a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and, to the extent such portion exceeds the non-U.S. holder’s tax basis in our common stock, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange or Other Taxable Disposition.”

The gross amount of dividends paid to a non-U.S. holder with respect to our common stock generally will be subject to United States federal withholding tax at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder certifies that it is eligible for the benefits of such treaty in the manner described below, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder satisfies certain certification and disclosure requirements. In the latter case, generally, a non-U.S. holder will be subject to United States federal income tax with respect to such dividends on a net income basis at regular graduated United States federal income tax rates in the same manner as a United States person (as defined under the Code). Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty with respect to dividends on our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that such holder (i) is not a United States person (as defined under the Code) and (ii) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If our common stock is held through a non-United States partnership or non-United States intermediary, such partnership or intermediary will also be required to comply with additional certification requirements under applicable Treasury regulations. A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Prospective investors, and in particular prospective investors engaged in a United States trade or business, are urged to consult their tax advisors regarding the United States federal income tax consequences of owning our common stock.

Sale, Exchange, or Other Taxable Disposition

Generally, a non-U.S. holder will not be subject to United States federal income tax on gain realized upon the sale, exchange, or other taxable disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (ii) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition and certain other conditions are satisfied, or (iii) we are or become a “United States real property holding corporation” (as defined in Section 897(c) of the Code) at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for our common stock and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of disposition or such holder’s holding period for our common stock. Although there can be no assurances in this regard, we believe that we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

Generally, gain described in clause (i) of the immediately preceding paragraph will be subject to tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in clause (ii) of the immediately preceding paragraph will be required to pay (subject to applicable income tax treaties) a flat 30% tax on the gain derived from the sale, exchange, or other taxable disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% is required on dividends in respect of our common stock, and, after December 31, 2016 will be required on gross proceeds from the sale or other disposition of our common stock, in each case, held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain United States persons and by certain non-United States entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-United States entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any substantial United States owners or (ii) provides certain information regarding the entity’s substantial United States owners. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

ADDITIONAL REQUIREMENTS AND RESTRICTIONS

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Shares on our behalf is required to:

●

make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor’s age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

●	maintain, for at least six (6) years, records of the information used to determine that an investment in our Shares is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Shares on our behalf will, based on a review of the information provided by you, consider whether you:

●	meet the minimum suitability standards established by us and the investment limitations established under Regulation A;

●	can reasonably benefit from an investment in our Shares based on your overall investment objectives and portfolio structure;

●	are able to bear the economic risk of the investment based on your overall financial situation; and

●	have an apparent understanding of:

●	the fundamental risks of an investment in the Offered Shares;

●	the risk that you may lose your entire investment;

●	the lack of liquidity of the Offered Shares;

●	the restrictions on transferability of the Offered Shares;

●	the background and qualifications of our management; and

●	our business.

Stock Certificates

Ownership of the Offered Shares will be “book-entry” only form, meaning that ownership interests shall be recorded by the Transfer Agent, and kept only on the books and records of Transfer Agent. There will be no cost to the Subscriber to hold the shares, in book entry, on the books of the Company. No physical certificates shall be issued, nor received, by Transfer Agent or any other person. The Transfer Agent records and maintains securities of Company in book-entry form only. Book-entry form means the Transfer Agent maintains shares on an investor’s behalf without issuing or receiving physical certificates. Securities that are held in un-certificated book-entry form have the same rights and privileges as those held in certificate form, but the added convenience of electronic transactions (e.g. transferring ownership positions between a broker-dealer and the Transfer Agent), as well as reducing risks and costs required to store, manage, process and replace lost or stolen securities certificates. Transfer Agent shall send out email confirmations of positions and notifications of changes “from” Company upon each and every event affecting any person’s ownership interest, with a footer referencing Transfer Agent.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●

a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●

a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

ERISA CONSIDERATIONS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

●	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

●	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

●	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment returns.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of Shares is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We do not intend to limit investment by benefit plan investors in us because we anticipate that we will qualify as an “operating company”. If the Department of Labor were to take the position that we are not an operating company and we had significant investment by benefit plans, then we may become subject to the regulatory restrictions of ERISA which would likely have a material adverse effect on our business and the value of our common stock.

Plan fiduciaries contemplating a purchase of Shares should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF DIRECTORS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

LEGAL MATTERS

The validity of the securities offered by this Offering Circular will be passed upon for us by Anthony L.G., PLLC, 625 N. Flagler Drive, Ste. 600, West Palm Beach, Florida 33401.

EXPERTS

Our balance sheets as of September 30, 2020 and 2019 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years ended September 30, 2020 and 2019 included in this Offering Circular and Offering Statement have been audited by BF Borgers CPA PC, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an Offering Statement on Form 1-A with the Commission under Regulation A of the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the Offering Statement and the exhibits and schedules filed with the Offering Statement. Statements contained in this

Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. The Offering Statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the Commission, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the Offering Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is www.sec.gov.

We also maintain a website at www.zeuus.com. After the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website is not a part of this Offering Circular and the inclusion of our website address in this Offering Circular is an inactive textual reference only.

After the completion of this Tier II, Regulation A offering, we intend to continue to file reports under Section 15(d) of the Exchange Act, which, in accordance with Rule 257(b)(6) of Regulation A, will satisfy our reporting obligations under Regulation A. Such reports and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above.

If we no longer file reports under Section 15(d) of the Exchange Act, we will be required to furnish the following reports, statements, and tax information to each stockholder:

1.

Reporting Requirements under Tier II of Regulation A. If we no longer file reports under Section 15(d) of the Exchange Act, we will be required under Rule 257 of Regulation A to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

2.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, our Board of Directors will cause to be mailed or made available, by any reasonable means, to each Stockholder as of a date selected by the Board of Directors, an annual report containing financial statements of the Company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Board of Directors. The Board of Directors shall be deemed to have made a report available to each stockholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the stockholders.

3.

Tax Information. On or before October 31st of the month immediately following our fiscal year, which is currently October 1st through September 30th, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

ZEUUS, INC.

Index to Financial Statements

INDEX TO FINANCIAL STATEMENTS

Audited financial statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of September 30, 2020 and 2019	F-3

Statements of Operations for the years ended September 30, 2020 and 2019	F-4

Statements of Cash Flows for years ended September 30, 2020 and 2019	F-4

Statement of Stockholders’ Equity (Deficit) for the years ended September 30, 2020 and 2019	F-5

Notes to the Financial Statements	F-6 to F-9

Unaudited financial statements

Balance Sheets as of June 30, 2021 (unaudited) and September 30, 2020	F-10

Statements of Operations and Comprehensive Loss for the nine months ended June 30, 2021 and 2020 (unaudited)	F-11

Statements of Stockholder’s Equity for the nine months ended June 30, 2021 and 2020 (unaudited)	F-12

Statements of Cash Flows for the nine months ended June 30, 2021 and 2020 (unaudited)	F-13

Notes to Financial Statements for the nine months ended June 30, 2021 and 2020 (unaudited)	F-14 to F16

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of KRIPTECH INTERNATIONAL CORP.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of KRIPTECH INTERNATIONAL CORP. as of September 30, 2020 and 2019, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

February 9, 2021

KRIPTECH INTERNATIONAL CORP. BALANCE SHEETS
	September 30, 2020	September 30, 2019
ASSETS
Current Assets:
Cash	$75,406	$153
Prepaid	3,810	-
Total current assets	79,216	153
Fixed assets	-	250
Total Assets	$79,216	$403

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$495	$297
Due to related parties	134,711	2,600
Total Current Liabilities	135,206	2,897
Total Liabilities	135,206	2,897

Commitments and contingencies	-	-

Stockholders' Deficit:
Common Stock, par value $0.001, 75,000,000 shares authorized; 10,530,000 shares issued and outstanding	10,530	10,530
Additional paid-in capital	22,770	22,770
Accumulated deficit	(89,290)	(35,794)
Total Stockholders' Deficit	(55,990)	(2,494)
Total Liabilities and Stockholders' Deficit	$79,216	$403

The accompanying notes are an integral part of these financial statements.

KRIPTECH INTERNATIONAL CORP. STATEMENT OF OPERATIONS
	For the Years Ended September 30,
	2020	2019
Revenue	$-	$10,900

Operating Expenses:
General and administrative	53,496	21,364
Total operating expenses	53,496	21,364

Loss from operations	(53,496)	(10,464)

Loss before provision for income taxes	(53,496)	(10,464)
Provision for income taxes	-	-

Net Loss	$(53,496)	$(10,464)

Loss per share, basic and diluted	$(0.00)	$(0.00)

Weighted average common shares outstanding, basic and diluted	10,530,000	10,530,000

The accompanying notes are an integral part of these financial statements.

KRIPTECH INTERNATIONAL CORP. STATEMENT OF STOCKHOLDERS’ DEFICIT FOR THE YEARS ENDED SEPTEMBER 30, 2019 AND 2020
	Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances as of September 30, 2018	10,530,000	$10,530	$22,770	$(25,330)	7,970
Net loss	-	-	-	(10,464)	(10,464)
Balances as of September 30, 2019	10,530,000	10,530	22,770	(35,794)	(2,494)
Net loss	-	-	-	(53,496)	(53,496)
Balances as of September 30, 2020	10,530,000	$10,530	$22,770	$(89,290)	$(55,990)

The accompanying notes are an integral part of these financial statements.

KRIPTECH INTERNATIONAL CORP. STATEMENTS OF CASH FLOWS
	For the Years Ended September 30,
	2020	2019
Cash flows from operating activities:
Net Loss	$(53,496)	$(10,464)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	250	500
Changes in operating assets and liabilities:
Prepaid expense	(3,810)	-
Accounts payable	198	297
Net cash used in operating activities	(56,858)	(9,667)

Cash flows from investing activities:	-	-

Cash flows from financing activities:
Proceeds from related party loans	132,111	-
Net cash provided by financing activities	132,111	-

Net decrease in cash	75,253	(9,667)

Cash, beginning of year	153	9,820

Cash, end of year	$75,406	$153

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these financial statements.

KRIPTECH INTERNATIONAL CORP.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2020

NOTE 1 – ORGANIZATION AND BUSINESS

KRIPTECH INTERNATIONAL CORP. (the “Company”) is a corporation established under the corporation laws in the State of Nevada on March 20, 2016. The company intends to commence operations in the business of visa consultancy services. The Company has adopted September 30 fiscal year end.

On June 11, 2020, Meshal Al Mutawa, acquired control of 8,000,000 restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Anatolii Antontcev and Aleksandr Zausayev in exchange for $270,000 per the terms of a Stock Purchase Agreement by and amongst Mr. Al Mutawa, Mr. Zausayev and Mr. Antontcev.

On June 11, 2020, (i) Mr. Anatolii Antontcev resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director, (ii) Aleksandr Zausayev resigned as the Secretary.

On June 11, 2020, Mr. Meshal Al Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On August 31, 2020, Bassam A.I. Al-Mutawa, acquired control of Eight Million (8,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Meshal Al Mutawa through an Assignment by and between Mr. Meshal Al Mutawa, and Mr. Bassam A.I. Al-Mutawa.

On August 31, 2020, Mr. Bassam A.I. Al-Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (US GAAP).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held. The Company had no cash equivalents as of September 30, 2020 and 2019.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the

Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Basic and Diluted Earnings Per Share

Net income (loss) per common share is computed pursuant to ASC 260-10-45, Earnings per Share—Overall—Other Presentation Matters. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. There are no potentially dilutive shares as of September.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). Under Topic 326, an entity is required to estimate CECL on available-for-sale (AFS) debt securities only when the fair value is below the amortized cost of the asset and is no longer based on an impairment being “other-than-temporary”. Topic 326 also requires the impairment calculation on an individual security level and requires an entity use present value of cash flows when estimating the CECL. The credit-related losses are required to be recognized through earnings and non-credit related losses are reported in other comprehensive income. In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this Update for the Company are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted in any interim period after the issuance of this of this Update. The Company is evaluating the impact of the adoption of the new standard on its financial statement and disclosures.

In August 2018, the FASB issued ASU 2018-13 to improve the effectiveness of disclosures about fair value measurements required under ASC 820.  The ASU modifies the disclosure objective paragraphs of ASC 820 to eliminate (1) “at a minimum” from the phrase “an entity shall disclose at a minimum” and (2) other similar “open ended” disclosure requirements to promote the appropriate exercise of discretion by entities. The disclosure objective added in ASC 820-10-50-1C states: The objective of the disclosure requirements in this Subtopic is to provide users of financial statements with information about assets and liabilities measured at fair value in the statement of financial position or disclosed in the notes to financial statements: a) the valuation techniques and inputs that a reporting entity uses to arrive at its measures of fair value, including judgments and assumptions that the entity makes, b) the uncertainty in the fair value measurements as of the reporting date, and c) how changes in fair value measurements affect an entity’s performance and cash flows. The new ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations. The Company is also evaluating the potential impact of new standards that have been issued but are not yet effective.

NOTE 3 – GOING CONCERN

The Company’s financial statements as of September 30, 2020 were prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. The Company has accumulated loss from inception (March 20, 2016) to September 30, 2020 of $89,290.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – FIXED ASSETS

On March 28, 2017, the Company purchased a computer for $1,375, which was depreciated using the straight-line method over the useful life of the asset of three years. During the nine months ended June 30, 2020 and 2019, the Company recorded $250 and $375 in depreciation expense for the computer, respectively. As of September 30, 2020, the asset has been fully depreciated.

NOTE 5 – RELATED PARTY TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by officers, directors, or shareholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note.

Since March 20, 2016 (inception) through June 30, 2020, the Company’s former president, treasurer and director loaned the Company $13,868 to pay for incorporation costs and operating expenses. The loan is non-interest bearing, due upon demand and unsecured.

Since taking control of the Company on August 31, 2020. Mr. Al-Mutawa has advanced the Company $120,788. The advance is unsecured, non-interest bearing and due on demand.

NOTE 6 – INCOME TAX

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has evaluated Staff Accounting Bulletin No. 118 regarding the impact of the decreased tax rates of the Tax Cuts & Jobs Act. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used due to the new tax law recently enacted.

Net deferred tax assets consist of the following components as of September 30:

	2020	2019
Deferred Tax Assets:
NOL Carryover	$18,750	$7,500
Less valuation allowance	(18,750)	(7,500)
Net deferred tax assets	$-	$-

At September 30, 2020, the Company had net operating loss carry forwards of approximately $18,750 that may be offset against future taxable income.  No tax benefit has been reported in the September 30, 2020 or 2019 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company’s financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of September 30, 2020, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855, from the balance sheet date through the date the financial statements were issued and has determined that no material subsequent events exist.

ZEUUS, INC. (formerly Kriptech International Corp.) BALANCE SHEETS
	June 30, 2021	September 30, 2020
ASSETS	(unaudited)
Current Assets:
Cash	$175,608	$75,406
Other receivable	900	-
Prepaid	-	3,810
Total current assets	176,508	79,216

Property and equipment	16,596	-
Intangible assets	900,000	-
Deposit	4,237	-
Total Assets	$1,097,341	$79,216

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$-	$495
Accrued interest– related party	3,625	-
Due to related party	366,722	120,878
Note payable – related party	150,000	-
Due to a former related party	13,823	13,833
Total Current Liabilities	534,170	135,206
Total Liabilities	534,170	135,206

Commitments and contingencies	-	-

Stockholders' Deficit:
Common Stock, par value $0.001, 75,000,000 shares authorized; 10,544,289 and 10,530,000 shares issued and outstanding, respectively	10,544	10,530
Additional paid-in capital	822,756	22,770
Accumulated deficit	(270,129)	(89,290)
Total Stockholders' Equity (Deficit)	563,171	(55,990)
Total Liabilities and Stockholders' Deficit	$1,097,341	$79,216

The accompanying notes are an integral part of these unaudited financial statements.

ZEUUS, INC. (formerly Kriptech International Corp.) STATEMENTS OF OPERATIONS (unaudited)
	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2021	2020	2021	2020
Operating Expenses:
General and administrative	$58,267	$2,233	$113,699	$11,824
Professional fees	19,175	-	65,139	-
Total operating expenses	77,442	2,233	178,838	11,824

Loss from operations	(77,442)	(2,233)	(178,838)	(11,824)

Other income (expense)
Interest income	-	-	1,623	-
Interest expense	(1,980)	-	(3,624)	-
Total other expense	(1,980)	-	(2,001)	-

Loss before provision for income taxes	(79,422)	(2,233)	(180,839)	(11,824)
Provision for income taxes	-	-	-	-

Net Loss	$(79,422)	$(2,233)	$(180,839)	$(11,824)

Loss per share, basic and diluted	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Weighted average common shares outstanding, basic and diluted	10,534,554	10,530,000	10,531,518	10,530,000

The accompanying notes are an integral part of these unaudited financial statements.

ZEUUS, INC. (formerly Kriptech International Corp.) STATEMENT OF STOCKHOLDERS’ DEFICIT FOR THE THREE AND NINE MONTHS ENDED JUNE 31, 2020 AND 2021 (unaudited)
	Common Stock		Additional Paid	Accumulated
	Shares	Amount	in Capital	Deficit	Total
Balances as of September 30, 2019	10,530,000	$10,530	$22,770	$(35,794)	$(2,494)
Net loss	-	-	-	(4,958)	(4,958)
Balances as of December 31, 2019	10,530,000	10,530	22,770	(40,752)	(7,452)
Net loss	-	-	-	(4,633)	(4,633)
Balances as of March 31, 2020	10,530,000	10,530	22,770	(45,385)	(12,085)
Net loss	-	-	-	(2,233)	(2,233)
Balances as of June 30, 2020	10,530,000	$10,530	$22,770	$(47,318)	$(14,318)

	Common Stock		Additional Paid	Accumulated
	Shares	Amount	in Capital	Deficit	Total
Balances as of September 30, 2020	10,530,000	$10,530	$22,770	$(89,290)	$(55,990)
Net loss	-	-	-	(50,069)	(50,069)
Balances as of December 31, 2020	10,530,000	10,530	22,770	(139,359)	(106,059)
Net loss	-	-	-	(51,348)	(51,348)
Balances as of March 31, 2021	10,530,000	10,530	22,770	(190,707)	(157,407)
Common stock issued for intangible asset	14,289	14	799,986	-	800,000
Net loss	-	-	-	(79,422)	(79,422)
Balances as of June 30, 2021	10,544,289	$10,544	$822,756	$(270,129)	$563,171

The accompanying notes are an integral part of these unaudited financial statements.

ZEUUS, INC. (formerly Kriptech International Corp.) STATEMENTS OF CASH FLOWS (unaudited)
	For the Nine Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net Loss	$(180,839)	$(11,824)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	250
Changes in operating assets and liabilities:
Prepaid expense	3,810	-
Other receivable	(900)	-
Deposit	(4,237)	-
Accounts payable	(495)	198
Accrued interest – related party	3,625	-
Net cash used in operating activities	(179,036)	(11,376)

Cash flows from investing activities:	-	-
Issuance of note receivable	(150,000)	-
Payment on note receivable	150,000	-
Purchase of intangible asset	(100,000)	-
Purchase of equipment	(16,596)	-
Net cash used in investing activities	(116,596)	-

Cash flows from financing activities:
Proceeds from related party loans	395,834	11,268
Net cash provided by financing activities	395,834	11,268

Net increase (decrease) in cash	100,202	(108)

Cash, beginning of period	75,406	153

Cash, end of period	$175,608	$45

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$-	$-
Supplemental non-cash disclosure
Common stock issued for intangible asset	$800,000	$-

The accompanying notes are an integral part of these unaudited financial statements.

ZEUUS, INC.

(formerly Kriptech International Corp.)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

NOTE 1 – ORGANIZATION AND BUSINESS

ZEUUS, INC. (formerly Kriptech International Corp.) (the “Company”) is a corporation established under the corporation laws in the State of Nevada on March 20, 2016. The company intended to commence operations in the business of visa consultancy services. The Company has adopted September 30 fiscal year end.

On June 11, 2020, Meshal Al Mutawa, acquired control of 8,000,000 restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Anatolii Antontcev and Aleksandr Zausayev in exchange for $270,000 under the terms of a Stock Purchase Agreement by and among Messrs. Al Mutawa, Zausayev and Antontcev.

On June 11, 2020, (i) Mr. Anatolii Antontcev resigned from all positions with the Company, including as President, Chief Executive Officer, Treasurer, Chief Financial Officer and as a Director, (ii) Aleksandr Zausayev resigned as the Secretary.

On June 11, 2020, Mr. Meshal Al Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On August 31, 2020, Bassam A.I. Al-Mutawa, acquired control of eight million (8,000,000) restricted shares of the Company’s issued and outstanding common stock, representing approximately 75.97% of the Company’s total issued and outstanding common stock, from Meshal Al Mutawa through an Assignment by and between Mr. Meshal Al Mutawa, and Mr. Bassam A.I. Al-Mutawa.

On August 31, 2020, Mr. Bassam A.I. Al-Mutawa was appointed to the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary.

On March 9, 2021, the Financial Industry Regulatory Authority (“FINRA”) approved the Company’s name change to Zeuus, Inc. and its trading symbol to ZUUS. The market effective date of the name and trading symbol change was March 10, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended September 30, 2020, included in the Company’s Form 10-K. The results of the nine months ended June 30, 2021, are not necessarily indicative of the results to be expected for the full year ending September 30, 2021.

In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2021, and the results of operations and cash flows presented herein have been included in the interim financial statements. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results of operations for the full year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held. The Company had no cash equivalents as of June 30, 2021 and September 30, 2020.

Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations. The Company is also evaluating the potential impact of new standards that have been issued but are not yet effective.

NOTE 3 – GOING CONCERN

The Company’s financial statements as of June 30, 2021, were prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. The Company has accumulated loss from inception (March 20, 2016) to June 30, 2021 of $270,129.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – NOTE RECEIVABLE

On January 8, 2021, a promissory note for $150,000 was entered into between WNT Solutions LLC, a Dubai Corporation and the Company. The Note accrues interest at the rate of 5% per annum and matures July 31, 2021.  On March 29, 2021, the Company received a payment of $75,000 of principal and $771 of interest. In April 2021, the remaining balance of $75,000 and all interest due was repaid.

NOTE 5 -INTANGIBLE ASSET

On June 1, 2021, the Company completed the closing of the transactions under the terms of the Asset Purchase Agreement with Andrei Seleznev, Nikolay Alekseev, and Ilia Alekseev (collectively, “Sellers”), dated May 12, 2021, to purchase the assets comprising the Wind Turbine Technology. In exchange for these assets, the Company paid $100,000 in cash, and issued 14,289 shares of its common stock to the Sellers. The shares were valued at $800,000 based on the average of the closing price per share of the

Company’s common stock for the 30 trading days prior to the effective date of the agreement. In addition, the Company entered into employment agreements with each Seller to further develop the wind turbine technology and acquired assets. Before this transaction, the Company had no material relationship with any of the Sellers.

NOTE 6 – PROPERTY AND EQUIPMENT

On June 28, 2021, the Company purchased office equipment for $16,596. The Company will begin to depreciate the asset on July 1, 2021.

NOTE 7 - COMMON STOCK TRANSACTIONS

Pursuant to the terms of the Asset Purchase Agreement (Note 5), the Company issued 14,289 shares of common stock. The shares were valued at $800,000 based on the average of the closing price per share of the Company’s common stock for the 30 trading days prior to the effective date of the Agreement.

NOTE 8 – RELATED PARTY TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by officers, directors, or shareholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note.

Since March 20, 2016, (inception) through June 30, 2020, the Company’s former president, treasurer and director loaned the Company $13,823 to pay for incorporation costs and operating expenses. The loan is non-interest bearing, due upon demand and unsecured.

Since taking control of the Company on August 31, 2020, Mr. Al-Mutawa has advanced the Company $366,762. The advance is unsecured, non-interest bearing and due on demand.

On January 7, 2021, Bassam Al-Mutawa, loaned the Company $240,000. On January 8, 2021, the Company issued Mr. Al-Mutawa, a Promissory Note in the principal amount of $150,000 (the “Note”) in consideration of cash in the amount of $150,000.  The Note accrues interest at the rate of 5% per annum and matures January 8, 2022.  As of June 30, 2021, there is $3,625 of interest accrued on this note.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855, from the balance sheet date through the date the financial statements were issued and has determined that no material subsequent events exist.

ZEUUS, INC.

Best Efforts Offering of

$75,000,000 Maximum Offering Amount (1,500,000 Shares of Common Stock)

OFFERING CIRCULAR

November 23, 2021